UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Kabel Deutschland GmbH (Translation of registrant's name into English) Betastrasse 6-8, 85774 Unterföhring, Germany (Address of principal executive office) Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG
(Translation of registrant's name into English)
 Betastrasse 6-8, 85774 Unterföhring, Germany
(Address of principal executive office)
Commission File Number: 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Kabel Deutschland GmbH
Unterföhring

Interim Condensed Consolidated Financial Statements
and Management Discussion and Analysis for the
Quarter and the Six Months Ended September 30, 2008

Kabel Deutschland GmbH

Kabel Deutschland GmbH, Unterföhring
Consolidated Balance Sheet
as of September 30, 2008

	Note	September 30, 2008	March 31, 2008
		€ unaudited	T€ unaudited
Assets
Current Assets
Cash and Cash Equivalents		89,506,838.68	15,463
Trade Receivables	4.1	108,870,982.32	130,878
Receivables from Affiliates	4.1	940,938.36	922
Receivables from Associates	4.1	0.00	31
Inventories	4.2	23,438,309.80	26,201
Receivables from Tax Authorities		7,340,374.16	6,881
Other Current Assets		9,542,991.08	7,272
Prepaid Expenses		15,986,307.18	19,903

Total Current Asset		255,626,741.58	207,551

Non-Current Assets
Intangible Assets	4.3	942,914,395.11	431,878
Property and Equipment	4.3	1,172,658,491.09	1,085,952
Equity Investments in Associates		4,957,956.44	6,354
Other Non-Current Financial Assets		25,000.51	4,632
Deferred Tax Assets		431,216.00	537
Non-Current Financial Assets		4,766,097.00	4,239
Prepaid Expenses		7,442,537.48	11,166

Total Non-Current Assets		2,133,195,693.63	1,544,758

Total Assets		2,388,822,435.21	1,752,309

	Note	September 30, 2008	March 31, 2008
		€ unaudited	T€ unaudited
Equity and Liabilities
Current Liabilities
Current Financial Liabilities	4.4	25,974,002.12	25,674
Trade Payables		190,047,063.21	218,293
Liabilities to Associates		322,880.82	323
Other Current Provisions	4.6	23,833,745.51	6,493
Liabilities due to Income Taxes		17,728,925.65	12,961
Deferred Income		137,303,676.73	199,510
Other Current Liabilities		59,109,641.94	59,640

Total Current Liabilities		454,319,935.98	522,894

Non-Current Liabilities
Senior Notes		646,338,697.09	603,840
Non-Current Financial Liabilities		1,928,997,880.55	1,311,989
Deferred Tax Liabilities		141,884,983.00	87,531
Provisions for Pension	4.5	32,861,105.06	29,148
Other Non-Current Provisions	4.6	24,542,086.33	22,270
Other Non-Current Liabilities		105,373,709.53	105,380
Deferred Income		1,558,926.42	1,826

Total Non-Current Liabilities		2,881,557,387.98	2,161,984

Equity
Subscribed Capital		1,025,000.00	1,025
Capital Reserve		50,043,855.22	49,590
Cash Flow Hedge Reserve		3,535,534.98	1,289
Available-for-Sale Reserve		145,000.00	0
Minority Interests		7,824,165.31	0
Accumulated Deficit		-1,009,628,444.26	-984,473

Total Equity (Deficit)		-947,054,888.75	-932,569

Total Equity and Liabilities		2,388,822,435.21	1,752,309

The accompanying notes to this balance sheet form an integral part to these consolidated financial statements.

a

 Kabel Deutschland GmbH, Unterföhring
Consolidated Statement of Operations
for the Period from July 1, 2008 to September 30, 2008

	Note	July 1, 2008– Sep. 30, 2008	July 1, 2007– Sep. 30, 2007
		€ unaudited	T€ unaudited
Revenues	3.1	339,330,051.02	294,096
Cost of Services Rendered		-167,707,976.38	-148,386
thereof depreciation/amortization T€ 50,232 (prior year T€ 36,913)
Other Operating Income		4,916,307.60	2,544
Selling Expenses		-106,619,600.67	-79,460
thereof depreciation/amortization T€ 42,553 (prior year T€ 27,680)
General and Administrative Expenses		-32,152,670.33	-30,991
thereof depreciation/amortization T€ 6,962 (prior year T€ 5,818)

Profit from Ordinary Activities		37,766,111.24	37,803
Interest Income		414,233.40	1,302
Interest Expense		-57,353,744.59	-46,243
Income from Associates		187,793.58	350

Loss before Taxes		-18,985,606.37	-6,788
Taxes on Income	3.2	-3,336,068.88	9,935

Net loss/Net profit for the period		-22,321,675.25	3,147

Attributable to:
Equity holders of the parent		-22,421,064.75	3,147
Minority interests		99,389.50	0

		-22,321,675.25	3,147

The accompanying notes to this statement of operations form an integral part to these consolidated financial statements.

b

 Kabel Deutschland GmbH, Unterföhring
Consolidated Statement of Operations
for the Period from April 1, 2008 to September 30, 2008

	Note	Apr. 1, 2008– Sep. 30, 2008	Apr. 1, 2007– Sep. 30, 2007
		€ unaudited	T€ unaudited
Revenues	3.1	668,489,062.99	583,784
Cost of Services Rendered		-329,246,083.18	-294,047
thereof depreciation/amortization T€ 96,399 (prior year T€ 72,772)
Other Operating Income		9,037,838.57	5,512
Selling Expenses		-204,928,351.40	-159,644
thereof depreciation/amortization T€ 80,774 (prior year T€ 53,753)
General and Administrative Expenses		-63,968,868.55	-59,341
thereof depreciation/amortization T€ 13,776 (prior year T€ 11,380)

Profit from Ordinary Activities		79,383,598.43	76,264
Interest Income		663,523.67	2,004
Interest Expense		-102,995,191.79	-81,475
Accretion/Depreciation on Investments and other Securities		0.00	-2,337
Income from Associates		13,379,406.25	564

Loss before Taxes		-9,568,663.44	-4,980
Taxes on Income	3.2	-11,044,648.67	3,865

Net loss for the period		-20,613,312.11	-1,115

Attributable to:
Equity holders of the parent		-20,755,759.18	-1,115
Minority interests		142,447.07	0

		-20,613,312.11	-1,115

The accompanying notes to this statement of operations form an integral part to these consolidated financial statements.

c

Kabel Deutschland GmbH, Unterföhring
Consolidated Statement of Cash Flows
for the Period from April 1, 2008 to September 30, 2008

	April 1, 2008– September 30, 2008	April 1, 2007– September 30, 2007
	T€ unaudited	T€ unaudited
1. Cash flows from operating activities
Net income/loss	-20,613	-1,115
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income	11,045	-3,865
Interest expense	102,995	81,475
Interest income	-664	-2,004
Accretion/Depreciation and amortization on fixed assets	190,949	137,905
Accretion/Depreciation on investments and other securities	0	2,337
Gain/Loss on disposal/sale of fixed assets (intangible assets; property and equipment; financial assets)	309	214
Income from associates	-13,379	-564
Compensation expense relating to share-based payments	1,718	3,178

	272,360	217,561
Changes in assets and liabilities:
Increase (-)/decrease (+) of inventories	2,763	5,876
Increase (-)/decrease (+) of trade receivables	19,007	-21,366
Increase (-)/decrease (+) of other assets	-1,707	-8,125
Increase (+)/decrease (-) of trade payables	-32,745	-9,582
Increase (+)/decrease (-) of other provisions	5,685	-3,999
Increase (+)/decrease (-) of deferred income	-62,472	-75,663
Increase (+)/decrease (-) of provisions for pensions	2,611	1,890
Increase (+)/decrease (-) of other liabilities	-6,243	-11,832

Cash provided by operations	199,259	94,760
Income taxes paid (-)/received (+)	-7,589	-120

Net cash from operating activities	191,670	94,640

2. Cash flows from investing activities
Cash received from disposal/sale of fixed assets (intangible assets; property and equipment; financial assets)	684	239
Cash received from sale of investments	14,775	0
Cash paid for investments in intangible assets	-33,707	-23,166
Cash paid for investments in property and equipment	-123,678	-83,150
Cash paid for acquisitions	-535,107	0
Cash paid for investments in financial assets	0	-35,059
Interest received	645	1,750
Dividends received from associates	0	156

Net cash used in investing activities	-676,388	-139,230

3. Cash flows from financing activities
Cash payments to shareholders/minorities	-5,495	0
Cash received non-current financial liabilities	785,000	251,000
Cash repayments of non-current financial liabilities	-110,000	-151,000
Cash payments for reduction of finance lease liabilities	-4,038	-3,537
Interest and transaction costs paid	-106,850	-90,642

Net cash from financing activities	558,617	5,821

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)	73,899	-38,769
Valuation adjustments on cash and cash equivalents	145	0
Cash and cash equivalents at the beginning of the period	15,463	54,108

Cash and cash equivalents at the end of the period	89,507	15,339

Additional Information
Investments relating to capital lease	0	0
Other non cash investments	0	0

The accompanying notes to this cash flow statement form an integral part to these consolidated financial statements.

d

 Kabel Deutschland GmbH, Unterföhring
Statement of Changes in Consolidated Equity
for the Period from April 1, 2008 to September 30, 2008

	Attributable to equity holders of the parent
	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available- for-sale reserve	Accumulated deficit	Total	Minority Interests	Total Equity (Deficit)
	T€	T€	T€	T€	T€	T€	T€	T€
Balance as of April 1, 2008	1,025	49,590	1,289	0	-984,473	-932,569	0	-932,569
Additions relating to share-based payment	0	454	0	0	0	454	0	454
Transactions with parents	0	0	0	0	-4,400	-4,400	0	-4,400
Dividend distribution to minorities	0	0	0	0	0	0	-1,095	-1,095
Additions relating to acquisitions	0	0	0	0	0	0	8,777	8,777
Changes in fair value of hedging instruments (net of tax)	0	0	2,246	0	0	2,246	0	2,246
Changes in fair value of financial assets classified as available-for-sale	0	0	0	145	0	145	0	145
Net loss of the period	0	0	0	0	-20,755	-20,755	142	-20,613

Total income and expense for the period			2,246	145	-20,755	-18,364	142	-18,222

Balance as of September 30, 2008 (unaudited)	1,025	50,044	3,535	145	-1,009,628	-954,879	7,824	-947,055

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

e

 Kabel Deutschland GmbH, Unterföhring
Statement of Changes in Consolidated Equity
for the Period from April 1, 2007 to September 30, 2007

	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available- for-sale reserve	Accumulated deficit	Equity (Deficit)
	T€	T€	T€	T€	T€	T€
Balance as of April 1, 2007	1,025	45,415	-6,293	624	-937,129	-896,358
Additions relating to share-based payment	0	8,455	0	0	0	8,455
Changes in fair value of hedging instruments (net of tax)	0	0	1,291	0	0	1,291
Changes in fair value of financial assets classified as available-for-sale	0	0	0	-2,766	0	-2,766
Net loss of the period	0	0	0	0	-1,115	-1,115

Total income and expense for the period			1,291	-2,766	-1,115	-2,590

Balance as of September 30, 2007 (unaudited)	1,025	53,870	-5,002	-2,142	-938,244	-890,493

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

f

Selected Explanatory
Notes to the Interim Condensed Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of September 30, 2008

1.     Corporate Information

        The interim condensed consolidated financial statements of the Company for the quarter and the six months ended September 30, 2008 were authorized for issue in accordance with a resolution of the directors on November 28, 2008.

        Kabel Deutschland GmbH ("KDG GmbH") is registered in Unterföhring, Betastraße 6-8 (commercial register of Munich HRB 145837).

2.     Basis of preparation and accounting policies

Basis of preparation

        The interim condensed consolidated financial statements for the quarter and the six months ended September 30, 2008 have been prepared in accordance with IAS 34 Interim Financial Reporting.

        The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company's annual financial statements as of March 31, 2008 which can be found on our website (www.kabeldeutschland.com).

        The amounts in the interim condensed consolidated financial statements are presented in Euros and all values are rounded to the nearest thousand (T€) except when otherwise indicated.

Significant accounting policies

        The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended March 31, 2008, except for the adoption of new Standards and Interpretations noted below. Adoption of these standards and Interpretations did not have any effect on the financial position or performance of the Company.

        As of April 1, 2008, the Company adopted the interpretation IFRIC 12 "Service Concession Arrangements". The interpretation addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they assume and rights they receive in service concession arrangements. In one type of such an arrangement, the operator receives a financial asset, i.e. an unconditional contractual right to receive cash or another financial asset from the government in return for constructing or upgrading a public sector asset. In the other type of such an arrangement, the operator receives an intangible asset, i.e., a right to charge for the use of the public sector asset that it contracts or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent to the extent to which the public uses the service. IFRIC 12 allows for the possibility that both types of arrangements may exist within a single contract. To the extent that the government has given an unconditional guarantee to pay for the construction of the public sector asset, the operator owns a financial asset. To the extent that the operator has to rely on the public using the service in order to obtain payment, the operator owns an intangible asset.

        As of April 1, 2008, the Company adopted the interpretation IFRIC 14 "The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction". The interpretation addresses the interaction between a minimum funding requirement and the limit placed by paragraph 58 of IAS 19 on the measurement of the defined benefit asset or liability.

Business Combination

        Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Company has control.

        As of September 18, 2007, the Company signed an agreement to acquire the following companies (in the following "the acquisition"):

Company	Ownership
Tele Columbus Nord GmbH	100.00%
Kabel Deutschland Süd GmbH	100.00%
Kabel Deutschland West GmbH	100.00%
Kabel Deutschland Nord GmbH	100.00%
AEP Plückhahn Kabel GmbH	100.00%
KMG Kabel-Fernsehen Hannover GmbH	70.00%
Urbana Teleunion Rostock GmbH & Co. KG	70.00%
Verwaltung Urbana Teleunion Rostock GmbH	50.00%

        For the acquired companies above KDG GmbH did not have previous ownership.

        For the following companies KDG GmbH did have minority holdings prior to this acquisition.

Company	Acquired	Previous	Total
KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH	75.58%	24.00%	99.58%
KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH	72.49%	24.00%	96.49%
RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG	43.15%	52.63%	95.78%
RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH & Co. KG	51.20%	43.80%	95.00%

        As of May 1, 2008, the acquired companies above were consolidated for the first time. The acquisition has been accounted for using the purchase method of accounting. The interim condensed financial statements include the results of the acquired companies for the five month period ended September 30, 2008.

        Concerning the merger of Kabel Deutschland Süd GmbH, Kabel Deutschland West GmbH, Kabel Deutschland Nord GmbH and Telecolumbus Nord GmbH into Kabel Deutschland Vertrieb und Services GmbH & Co. KG we refer to section 5.3.

        In addition to the shares acquired on May 1, 2008, the company acquired on June 30, 2008, the following:

  30% of the shares of KMG Kabel-Fernsehen Hannover GmbH,

  4.225% of the shares of RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG,

  5% of the shares of RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH.

        The total costs of the acquisition have been determined only provisionally as of September 30, 2008. As of September 30, 2008, the net cash out of T€ 535,107 for all acquisitions as disclosed above consists of cash payments of T€ 540,759 and the net cash acquired with the acquisition of T€ 5,652.

        The final purchase price allocation of goodwill and assets acquired in the stated purchase above will be determined through an external independent valuation during the fiscal year ending March 31, 2009. Accordingly, the initial accounting for the business combinations above is determined only provisionally for the six months period ended September 30, 2008, because the fair values of the acquired identifiable assets, liabilities or contingent liabilities or cost of the combination has been determined only provisionally.

3.     Notes to the Statement of Operations

3.1   Revenues

        Revenues were generated in Germany as follows:

	July 1, 2008– Sept. 30, 2008	July 1, 2007– Sept. 30, 2007
	T€	T€
Cable access revenues	228,977	217,196
TV/Radio revenues	48,089	44,482
Internet revenues	22,284	10,558
Phone revenues	31,363	15,287
TKS revenues	8,617	6,573

	339,330	294,096

	April 1, 2008– Sept. 30, 2008	April 1, 2007– Sept. 30, 2007
	T€	T€
Cable access revenues	456,144	433,929
TV/Radio revenues	94,160	87,430
Internet revenues	41,473	19,552
Phone revenues	60,290	28,776
TKS revenues	16,422	14,097

	668,489	583,784

3.2   Taxes on Income

        The major components of income tax expense in the interim consolidated income statement are:

	July 1, 2008– Sept. 30, 2008	July 1, 2007– Sept. 30, 2007
	T€	T€
Current income tax
Current income tax charge	4,284	930
Deferred income tax
Relating to origination and reversal of temporary differences	-948	-10,865

Income tax expense (+)/income (-)	3,336	-9,935

	April 1, 2008– Sept. 30, 2008	April 1, 2007– Sept. 30, 2007
	T€	T€
Current income tax
Current income tax charge	10,357	2,197
Deferred income tax
Relating to origination and reversal of temporary differences	688	-6,062

Income tax expense (+)/income (-)	11,045	-3,865

4.     Notes to the Balance Sheet

4.1   Receivables

	Sept. 30, 2008	March 31, 2008
	T€	T€
Gross Trade Receivables	190,702	215,206
Bad debt allowance	-81,831	-84,328

Trade Receivables	108,871	130,878

Receivables from Affiliates	941	922
Receivables from Associates	0	31

	941	953

        As of September 30 and March 31, 2008, certain receivables were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities).

4.2   Inventories

	Sept. 30, 2008	March 31, 2008
	T€	T€
Raw materials, consumables and supplies	6,161	6,138
Work in process	267	74
Finished goods and merchandise	17,010	19,989
thereof carried at net realizable value	545	1,293

	23,438	26,201

        The total amount of inventories recognized as an expense in the quarter ended September 30, 2008 amounts to T€ 3,355 compared to T€ 5,520 for the quarter ended September 30, 2007. Included in this amount is an amount of approximately T€ 99 for a revaluation for inventory valuation adjustment relating to finished goods and merchandise for the quarter ended September 30, 2008, compared to T€ 55 for the quarter ended September 30, 2007. The total amount of inventories recognized as an expense in the six months ended September 30, 2008 amounts to approximately T€ 7,246 compared to T€ 11,132 for six months ended September 30, 2007. Inventories in an amount of T€ 7,399 and T€ 7,238 were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) at September 30, 2008 and March 31, 2008, respectively.

4.3   Intangible Assets/Property and Equipment

        With respect to additions and disposals of intangible assets and property and equipment see the schedules of fixed assets in Appendix 1 to these notes.

4.4   Financial Liabilities (current and non-current) and Senior Notes

Current financial liabilities

	Sept. 30, 2008	March 31, 2008
	T€	T€
Accrued interest related to
Senior Credit Facility	7,682	6,311
Senior Notes	18,047	16,966
Senior Add-on Facility	245	1,264
Other	0	1,133

Current financial liabilities	25,974	25,674

Non-Current financial liabilities

	Sept. 30, 2008	March 31, 2008
	T€	T€
Financial Liabilities
Senior Credit Facility	1,853,457	1,191,404
Swap	75,541	120,585

	1,928,998	1,311,989

Senior Notes	646,339	603,840

Total	2,575,337	1,915,829

Senior Credit Facility

        The Senior Credit Facility developed as follows:

	Sept. 30, 2008	March 31, 2008
	T€	T€
Amount payable Tranche A	1,150,000	1,150,000
Amount payable Tranche B	200,000	60,000
Amount payable Tranche C	535,000	0
Financing and transaction costs, Tranche A	-25,932	-25,932
Accretion of Tranche A	9,391	7,336
Financing and transaction costs, Tranche C	-16,135	0
Accretion of Tranche C	1,133	0

	1,853,457	1,191,404

        On May 12, 2006, KDVS entered into a Senior Credit Facility agreement. This agreement was comprised of two facilities, a T€ 1,150,000 term loan facility (Tranche A) and a T€ 200,000 revolving credit facility (Tranche B). Tranche A and Tranche B mature on March 31, 2012 (together the Senior Credit Facility). On July 19, 2007 the Company amended its Senior Credit Facility and increased Tranche B to T€ 325,000 under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Service GmbH & Co. KG (KDVS) and a first pledge on 100% of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. The carrying amount of KDVS' shares amounts to T€ 3,278,200. Since the closing date, Tranche A (T€ 1,150,000) has been fully drawn.

        Tranche B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of September 30, 2008, T€ 200,000 was outstanding under Tranche B.

        The financing and transaction costs related to Tranche B are shown under non-current prepaid expenses in the amount of T€ 2,789 and under current prepaid expenses in the amount of T€ 1,116.

        Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

        The margin on the Senior Credit Facility is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percentage per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

        As of September 30, 2008 the ratio of Consolidated Senior Net Borrowings to Consolidated EBITDA amounted to 3.05:1. Therefore, the applicable margin was 1.75% as of September 30, 2008. KDG pays an annual commitment fee of 0.625% on the undrawn commitment under Tranche B.

        The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test	Requirement
• EBITDA to Net Interest	2.00x–3.00x
• Senior Net Debt to EBITDA	3.75x–2.00x

        As of September 30, 2008 the ratio of EBITDA to Net Interest amounted to 3.39. The ratio of Senior Net Debt to EBITDA amounted to 3.05.

        Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts and (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal 2:1).

        At September 30, 2008, T€ 1,150,000 was outstanding under Tranche A at an interest rate of approximately 6.9090%. At September 30, 2008, T€ 200,000 was outstanding under Tranche B at an interest rate of approximately 6.6983%. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks, although these are not accounted for as hedges.

Senior Add-on Facility

        On October 22, 2007 KDVS signed a T€ 650,000 Senior Add-on Facility or Tranche C, restricted for usage in acquisitions which ranks pari-passu with the existing T€ 1,150,000 Senior Credit Facility. As of May 9, 2008 the granted loan amount of the Senior Add-on Facility was reduced by T€ 115,000 to T€ 535,000.

        The Senior Add-on Facility matures in March 2013 and carries a coupon of EURIBOR + 325bps. The Facility has the same financial covenants as the existing Term Loan Facility.

        At September 30, 2008, T€ 535,000 was outstanding under Tranche C at an interest rate of approximately 7.7678%.

Senior Notes

	Sept. 30, 2008	March 31, 2008
	T€	T€
Amount payable	755,553	755,553
Financing and transaction cost	-42,587	-42,587
Accretion	12,442	10,644
Exchange rate effect	-79,069	-119,770

	646,339	603,840

        On July 2, 2004, KDG GmbH issued T€ 250,000 of its 10.75% Senior Notes (Euro Notes) due in 2014 and TUSD 610,000 of its 10.625% Senior Notes (US $ Notes) due in 2014 (together 2014 Senior Notes). The dollar denominated Senior Notes were swapped into Euros using a currency swap.

        Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principle becomes due and payable on July 1, 2014. The 2014 Senior Notes contain several financial covenants including but not limited to limitations on indebtedness, limitations on asset disposals and limitations on distributions and reporting requirements.

        The Indenture governing the Notes limits, among other things, our ability to:

  •
  incur additional indebtedness;

  •
  pay dividends or make other distributions;

  •
  make certain other restricted payments and investments;

  •
  create liens;

  •
  impose restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

  •
  transfer or sell assets;

  •
  merge or consolidate with other entities; and

  •
  enter into transactions with affiliates.

        Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of the Notes—Certain Covenants" in the Registration Statement.

        At any time prior to July 1, 2009, KDG GmbH may redeem all or part of the 2014 Senior Notes by paying a "make whole premium" which is the sum of:

  (i)
  the present value of the redemption price of such Euro or US$ Note at July 1, 2009 (i.e. 105.375% for the Euro Note and 105.313% for the US$ Note)

  (ii)
  the present value of all required interest payments due on such Notes to and including July 1, 2009 using a discount rate for the Euro Notes equal to the Bund Rate (as defined in the 2014 Senior Notes agreement) and for the US$ Notes equal to the US Treasury Rate (as defined in the 2014 Senior Notes agreement) at such redemption date, plus 50 basis points.

        At any time after July 1, 2009, the following redemption prices apply beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Notes	US$ Notes
2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

        The 2014 Senior Notes are subject to several affirmative and negative covenants which are less strict than under the Senior Credit Facility.

4.5   Provisions for Pension

        The following tables summarize the components of the net benefit expense recognized in the income statement and the funded status and amounts recognized in the balance sheet for the respective plans:

Net benefit expenses recognized in the consolidated income statement

	July 1, 2008– Sept. 30, 2008	July 1, 2007– Sept. 30, 2007
	T€	T€
Current service cost	887	909
Interest expense	423	349
Net actuarial losses	0	36

Net benefit expense	1,310	1,294

	April 1, 2008– Sept. 30, 2008	April 1, 2007– Sept. 30, 2007
	T€	T€
Current service cost	1,764	1,819
Interest expense	1,100	697
Net actuarial losses	0	72

Net benefit expense	2,864	2,588

        The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

        The pension expense is recorded in the following line items in the consolidated income statement:

	July 1, 2008– Sept. 30, 2008	July 1, 2007– Sept. 30, 2007
	T€	T€
Cost of services rendered	234	280
Selling expenses	363	374
General and administrative expenses	290	291
Interest expense	423	349

	1,310	1,294

	April 1, 2008– Sept. 30, 2008	April 1, 2007– Sept. 30, 2007
	T€	T€
Cost of services rendered	459	561
Selling expenses	725	749
General and administrative expenses	580	581
Interest expense	1,100	697

	2,864	2,588

Benefit liability

	Sept. 30, 2008	March 31, 2008
	T€	T€
Defined benefit obligation	32,832	29,119
Unrecognized actuarial losses	29	29

Benefit liability	32,861	29,148

Changes in the present value of the defined benefit obligation

	April 1, 2008– Sept. 30, 2008	April 1, 2007– March 31, 2008
	T€	T€
Defined benefit Obligation as of April 1	29,119	29,149
Current Service Cost	1,764	3,637
Interest Cost	1,100	1,395
Actual Benefit Payments	0	-199
Acquisition/Business Combination	849	0
Acturial Gains/Losses	0	-4,863

Defined benefit Obligation as of September 30/March 31	32,832	29,119

        An estimation of pension provisions for the quarter ended September 30, 2008 was performed by the Company based on an actuarial pension appraisal as of September 30, 2008.

4.6   Other Provisions (current and non-current)

	Balance as of April 1, 2008	Utilization	Reversal	Addition	Interest	Balance as of Sept. 30, 2008
	T€	T€	T€	T€	T€	T€
Anniversary payments	184	-10	0	5	0	179
Asset retirement obligations	22,086	-24	0	1,740	561	24,363
Restructuring	2,164	-1,018	-30	5,048	0	6,164
Legal fees and litigation costs	1,901	0	0	89	0	1,990
Other	2,428	0	0	13,252	0	15,680

Total provisions	28,763	-1,052	-30	20,134	561	48,376

        Other provisions can be segregated into current obligations of T€ 23,834 and non-current obligations of T€ 24,542 at September 30, 2008, compared to T€ 6,493 and T€ 22,270, respectively as of March 31, 2008.

Provisions for restructuring

        "The acquisition" in May 2008 has necessitated a restructuring plan. For this purpose an amount of T€ 5,025 has been accrued for restructuring provisions. Thereof, an amount of T€ 3,445 was recorded as personnel expenses primarily severance payments and T€ 1,580 as other operating expenses. These amounts comprise consultancy fees, service level agreements, office rental fees and fleet costs. As of September 30, 2008 the restructuring provision for "the acquisition" restructuring plan amounted to T€ 5,025.

        At the end of the fiscal year ended March 31, 2006, KDVS announced a restructuring plan affecting the regional technical departments, the central marketing department and the sales department. As of March 31, 2008 the restructuring provision amounted to T€ 438. In the six months period ended September 30, 2008 T€ 44 were utilized and T€ 30 were reversed resulting in a restructuring provision of T€ 364.

        Additional restructuring plans for the centralization of the regional IT-departments from various regions to Unterföhring, the outsourcing of parts of the IT-department and the reorganization of the regional technical departments were announced by KDBS amounting to T€ 1,292 as of March 31, 2008. For the six months ended September 30, 2008, the total provision amounted to T€ 496 due to the utilization of T€ 819 and additional accruals of T€ 23. Amounts recorded were accrued as personnel expenses.

        As of March 31, 2007, KDVS announced an additional restructuring plan relating to the regional technical departments. As of March 31, 2008 the restructuring provision amounted to T€ 418. In the six months period ended September 30, 2008 T€ 147 were utilized resulting in a restructuring provision of T€ 271.

        Additionally, a KDG restructuring program entered into prior to April 1, 2005 had remaining accruals of T€ 16 and T€ 9 as of March 31, 2008 and September 30, 2008.

5.     Other Notes

5.1   Other Financial Obligations

        Financial obligations as of September 30, 2008 and March 31, 2008 include the sum of all obligations up until the earliest possible termination date of KDG and are as follows:

	Sept. 30, 2008				March 31, 2008
Type of liability in T€	Due up to 1 year	Due between 1 and 5 years	Due more than 5 years	Total	Due up to 1 year	Due between 1 and 5 years	Due more than 5 years	Total
1. Agreements with DTAG and subsidiaries	222,761	211,817	78,260	512,838	237,391	310,822	85,845	634,058
2. License, rental and operating lease commitments	26,487	62,814	6,803	96,104	29,736	61,075	5,472	96,283
3. Other	22,208	11,298	3,721	37,227	606,595	8,395	1,700	616,690

Total	271,456	285,929	88,784	646,169	873,722	380,292	93,017	1,347,031

        The lease expenses for cable duct space were T€ 25,850 for the quarter ended September 30, 2008 compared to T€ 25,837 for the quarter ended September 30, 2007. For the six months ended September 30, 2008 and September 30, 2007 the lease expenses for cable duct space were T€ 51,734 and T€ 51,706, respectively. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 - 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for 15 years from the origination date when the Company believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be cancelled at the option of DTAG. As of September 30 and March 31, 2008, the sum of the total financial obligations for cable ducts through March 31, 2033 amounted to T€ 2,065,302 and T€ 2,116,935, respectively. After March 31, 2033 these duct space leases can be cancelled at the option of DTAG.

        For the quarter ended September 30, 2008, total leasing expenses were T€ 45,077 compared to T€ 42,939 for the quarter ended September 30, 2007. The total leasing expenses for the six months ended September 30, 2008 and September 30, 2007 amounted to T€ 88,562 and T€ 87,235, respectively.

5.2   Share-Based Payments

        As of September 30, 2008, the Company has five different Management Equity Participation Programs ("MEP") in place. MEP I and parts of MEP IV (the "Indirect MEP IV") provide direct and indirect (via Kabel Management Beteiligungs GbR and Kabel Management Beteiliguns- (MEP IV) GbR) ownership in Cayman Cable Holding L.P., the ultimate parent company of KDG and LuxCo ("the Partnership"). MEP II and III, the MEP IV option program and MEP V provide options on interests in the Partnership.

        In the six month period ended September 30, 2008, 47,667 interests were repurchased by the Company at a price of €14.66 each. These repurchases resulted in an additional increase in capital reserve of T€ 379. Additionally, 24,084 options on interests have been called due to ceasing employment.

        As of September 30, 2008, members of Management Equity participation plans hold direct and indirect interests of 3.74% and 0.93% respectively in the Cayman Cable Holding L.P. of which 0.51% are issued under the MEP IV interest program. The number of options outstanding at September 30, 2008 amounts to 2,930,239 of which 2,013,654 options are outstanding under the MEP IV option program and 481,688 options are outstanding as part of MEP V.

5.3   Particular Events after the Balance Sheet Date

        The merger of Kabel Deutschland West GmbH into Kabel Deutschland Vertrieb und Services GmbH & Co. KG (KDVS) was entered into the commercial register on October 23, 2008. The merger of Kabel Deutschland West GmbH into KDVS became effective retroactively as of May 1, 2008.

        The merger of Kabel Deutschland Nord GmbH into KDVS was entered into the commercial register on October 23, 2008. The merger of Kabel Deutschland Nord GmbH into KDVS became effective retroactively as of May 1, 2008.

        The merger of Kabel Deutschland Süd GmbH into KDVS was entered into the commercial register on October 23, 2008. The merger of Kabel Deutschland Süd GmbH into KDVS became effective retroactively as of May 1, 2008.

        The merger of Tele Columbus Nord GmbH into KDVS was entered into the commercial register on October 23, 2008. The merger of Tele Columbus Nord GmbH into KDVS became effective retroactively as of May 1, 2008.

6.     Segment Reporting

        Segment information by business segment is as following:

	Cable Access		TV/Radio		Internet & Phone		TKS		Reconciliation		Total Group
	July 1–Sept. 30		July 1–Sept. 30		July 1–Sept. 30		July 1–Sept. 30		July 1–Sept. 30		July 1–Sept. 30
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	T€		T€		T€		T€		T€		T€
Revenues	228,977	217,196	48,089	44,482	53,647	25,845	8,617	6,573	0	0	339,330	294,096
Profit or loss from ordinary activities	64,816	69,798	7,841	6,673	-4,225	-8,797	1,018	547	-31,684	-30,418	37,766	37,803
Depreciation and amortization	64,067	51,189	7,252	4,514	20,720	8,082	471	414	7,237	6,212	99,747	70,411
Additions fixed assets	31,768	17,130	8,294	2,037	47,804	34,351	57	575	6,545	-22,785	94,468	31,308

	Cable Access		TV/Radio		Internet & Phone		TKS		Reconciliation		Total Group
	April 1–Sept. 30		April 1–Sept. 30		April 1–Sept. 30		April 1–Sept. 30		April 1–Sept. 30		April 1–Sept. 30
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	T€		T€		T€		T€		T€		T€
Revenues	456,144	433,929	94,160	87,430	101,763	48,328	16,422	14,097	0	0	668,489	583,784
Profit or loss from ordinary activities	133,949	137,098	13,586	12,594	-6,932	-17,408	1,982	2,555	-63,201	-58,575	79,384	76,264
Depreciation and amortization	123,532	102,240	14,113	8,661	38,010	14,281	944	763	14,350	11,960	190,949	137,905
Additions fixed assets	609,060	31,474	20,347	4,203	139,625	56,116	102	889	9,954	13,634	779,088	106,316

Unterföhring, November 28, 2008

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares Chief Commercial Officer

Kabel Deutschland GmbH, Unterföhring Appendix 1 to the Notes
Analysis of Fixed Assets for Period from April 1, 2008 to September 30, 2008

		Acquisition and production costs							Accumulated depreciation and amortization							Net book value
		April 1, 2008	Acquisitions	Additions	Disposals		Reclassifications	September 30, 2008	April 1, 2008	Additions	Disposals		Reclassification	Change in at-equity investments	September 30, 2008	September 30, 2008	March 31, 2008
		€	€	€	€		€	€	€	€	€		€	€	€	€	€
I.	Intangible Assets	975,669,367.32	557,245,455.05	33,707,282.92	0.00		6,341,829.54	1,572,963,934.83	543,791,195.40	86,257,767.54	0.00		576.78	0.00	630,049,539.72	942,914,395.11	431,878,171.92

II.	Property and equipment
	1. Buildings on non-owned land	12,887,738.70	72,253.98	629,182.19	0.00		1,347,118.70	14,936,293.57	3,638,237.83	819,829.56	0.00		0.00	0.00	4,458,067.39	10,478,226.18	9,249,500.87
	2. Technical equipment	1,837,617,142.28	59,286,868.40	95,512,166.23	1,552,360.30		26,484,376.63	2,017,348,193.24	849,404,662.24	98,949,217.86	622,220.21		-2,408.67	0.00	947,729,251.22	1,069,618,942.02	988,212,480.04
	3. Other equipment, furniture and fixtures	70,499,598.12	462,497.21	3,912,663.68	1,121,027.15		3,683,763.22	77,437,495.08	43,526,536.49	4,921,777.13	1,101,673.16		1,831.89	0.00	47,348,472.35	30,089,022.73	26,973,061.63
	4. Construction in progress	61,517,050.93	10,625,048.79	23,623,706.78	43,139.87		-33,250,366.47	62,472,300.16	0.00	0.00	0.00		0.00	0.00	0.00	62,472,300.16	61,517,050.93

		1,982,521,530.03	70,446,668.38	123,677,718.88	2,716,527.32		-1,735,107.92	2,172,194,282.05	896,569,436.56	104,690,824.55	1,723,893.37		-576.78	0.00	999,535,790.96	1,172,658,491.09	1,085,952,093.47

II.	Financial Assets
	1. Equity investments in Associates	5,820,595.03	0.00	0.00	4,019,685.95	*	0.00	1,800,909.08	-533,117.28	0.00	2,248,342.92	*	0.00	-375,587.16	-3,157,047.36	4,957,956.44	6,353,712.31
	Other	4,631,722.13	0.00	0.00	0.00		-4,606,721.62	25,000.51	0.00	0.00	0.00		0.00	0.00	0.00	25,000.51	4,631,722.13

		10,452,317.16	0.00	0.00	4,019,685.95		-4,606,721.62	1,825,909.59	-533,117.28	0.00	2,248,342.92		0.00	-375,587.16	-3,157,047.36	4,982,956.95	10,985,434.44

		2,968,643,214.51	627,692,123.43	157,385,001.80	6,736,213.27		0.00	3,746,984,126.47	1,439,827,514.68	190,948,592.09	3,972,236.29		0.00	-375,587.16	1,626,428,283.32	2,120,555,843.15	1,528,815,699.83

*
Includes the figures of the former associated companies, following the acquisitions these are classified as affiliated companies

Kabel Deutschland GmbH, Unterföhring Appendix 1 to the Notes
Analysis of Fixed Assets for Period from April 1, 2007 to September 30, 2007

		Acquisition and production costs						Accumulated depreciation and amortization						Net book value
		April 1, 2007	Acquisitions	Additions	Disposals	Reclassifications	September 30, 2007	April 1, 2007	Additions	Disposals	Reclassification	Change in at-equity investments	September 30, 2007	September 30, 2007	March 31, 2007
		€	€	€	€	€	€	€	€	€	€	€	€	€	€
I.	Intangible assets	891,889,296.95	0.00	23,165,812.24	17,097.73	-390,486.66	914,647,524.80	414,546,181.73	61,369,193.86	6,481.79	-53.12	0.00	475,908,946.92	438,738,577.88	477,343,115.22

II.	Property and equipment
	1. Buildings on non-owned land	7,185,148.98	0.00	317,847.04	0.00	2,310,471.32	9,813,467.34	2,424,677.72	550,996.05	0.00	-953.31	0.00	2,976,627.08	6,836,840.26	4,760,471.26
	2. Technical equipment	1,603,466,977.78	0.00	46,014,240.27	661,639.91	24,182,913.65	1,673,002,491.79	697,586,347.10	71,770,616.12	359,646.58	42,233.94	0.00	768,955,082.70	904,047,409.09	905,880,630.68
	3. Other equipment, furniture and fixtures	62,883,526.27	0.00	2,672,677.27	143,287.90	676,702.94	66,089,618.58	37,536,561.86	4,213,960.25	133,680.70	-41,227.51	0.00	41,658,068.92	24,431,549.66	25,346,964.41
	4. Construction in progress	50,619,484.08	0.00	34,145,572.19	0.00	-26,779,601.25	57,985,455.02	0.00	0.00	0.00	0.00	0.00	0.00	57,985,455.02	50,619,484.08

		1,724,155,137.11	0.00	83,150,336.77	804,927.81	390,486.66	1,806,891,032.73	737,547,586.68	76,535,572.42	493,327.28	53.12	0.00	813,589,778.70	993,301,254.03	986,607,550.43

III.	Financial Assests
	1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	139,097.84	0.00	0.00	0.00	408,225.41	-269,127.57	6,089,722.60	5,681,497.19
	2. Other	7,509,863.31	0.00	0.00	7,484,862.80	0.00	25,000.51	0.00	0.00	0.00	0.00	0.00	0.00	25,000.51	7,509,863.31

		13,330,458.34	0.00	0.00	-7,484,862.80	0.00	5,845,595.54	139,097.84	0.00	0.00	0.00	408,225.41	-269,127.57	6,114,723.11	13,191,360.50

		2,629,374,892.40	0.00	106,316,149.01	8,306,888.34	0.00	2,727,384,153.07	1,152,232,866.25	137,904,766.28	499,809.07	0.00	408,225.41	1,289,229,598.05	1,438,154,555.02	1,477,142,026.15

Kabel Deutschland GmbH, Unterföhring
Group Management Report
for the Quarter and the Six Months Ended September 30, 2008

Our Business

        Kabel Deutschland GmbH (KDG GmbH) was founded on December 17, 2002 and maintains its registered legal seat in Unterföhring (commercial register Munich HRB 145837). KDG GmbH's sole shareholder is Kabel Deutschland Holding GmbH (KDGHoldCo) which is wholly owned by Cable Holding S.à r.l. (LuxCo). LuxCo is wholly owned by Cayman Cable Holding LP, George Town, Cayman Islands (Cayman Cable). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (KDVS), a wholly owned subsidiary of KDG GmbH.

        We are the largest cable operator in Germany, operating in 13 of the 16 federal states (with the exception of Hesse, North Rhine-Westphalia and Baden-Württemberg). KDG GmbH and its subsidiaries (together KDG or the Company) are the market leaders in the German cable television business in terms of homes passed, subscribers, revenue generating units (RGUs) and revenue. As of September 30, 2008, the Company's cable television network passed approximately 15.3 million homes.

        On April 30, 2008, the Company acquired from the Orion Group, a Level 4 cable TV operator in Germany, twelve companies (in the following "the acquisition"), with networks serving approximately 1.1 million cable television subscribers in eight German federal states, where KDG also has CATV operations. At the acquisition date, this acquisition resulted in 276 thousand new CATV subscribers and a reclassification of 789 thousand subscribers from wholesale or indirect to business to business or direct relationships. The general financial implications beyond the addition of 276 thousand new customers from eliminating the Level 4 operator as a wholesale provider will be an increase in ARPU(1), EBITDA and EBITDA margin. In addition our marketable base for broadband Internet & Phone services will be dramatically expanded.

        A growing portion of our customers take more than one of our service offerings which include basic cable access, pay TV, Internet & Phone. We refer to each service to which a customer subscribes as a revenue generating unit or RGU. As of September 30, 2008, the Company served approximately 11,256 thousand RGUs, which are comprised of 9,282 thousand cable access, 823 thousand pay TV, 548 thousand Internet, 530 thousand Phone RGUs and 73 thousand Digital Video recorder RGUs.

(1)
Average revenue per unit (ARPU) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

Development of Subscribers and RGUs

	As of September 30,
	2008	2007
	in thousands
Homes passed	15,293	15,201
% penetration(2)	60%	60%
Total subscribers (homes connected)	9,179	9,069
thereof cable access subscribers	9,110	9,062
thereof Kabel Internet and Phone subscribers "solo"(3)	69	7
Total RGUs(4)	11,256	10,354
Cable access RGUs(5)	9,282	9,156
Digital Video recorder RGUs(6)	73	7
Pay TV RGUs	823	731
Kabel Internet RGUs	548	246
Kabel Phone RGUs	530	214
Network
Homes passed upgraded for 2-way-communication	11,229	10,226
Homes passed upgraded marketable for 2-way-communication	7,779	6,000

        Cable Access Subscribers are segmented into direct customers (B2C), B2B and indirect wholesale customers. Total Cable Access subscribers as of September 30, 2008 increased by 48 thousand. This development is the net effect of an increase of 271 thousand Cable Access Subscribers relating to "the acquisition" and subscriber losses, mainly in the lowest ARPU wholesale segment.

        Pay TV RGU growth continues to be strong. The Company offers Internet and Phone products independently; however a great majority of these new subscribers choose a bundled product. Internet & Phone subscription growth also remains strong. "The acquisition" had little impact on digital pay, Internet or Phone RGUs.

        We generate revenue through subscription and distribution fees from our cable access business, pay TV business, broadband Internet & Phone business and from other activities. In general, monthly subscription rates paid by our access customers depend on the number of subscribers connected to a network connection point. Single family direct customers pay a higher monthly subscription fee on a per subscriber basis than Level 4 operators or housing associations that aggregate several subscribers behind one network connection point. Level 4 operators typically resell KDG's video signal to housing associations but in some cases directly to end users. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service.

        In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their analog and digital television signals via the Company's network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered via the network into our subscribers' homes.

(2)
Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by KDG's network at the end of the relevant period.
(3)
Internet & Phone "Solo" subscriber: Non-cable television access customers subscribing to Internet & Phone services only.
(4)
Revenue generating units (RGUs) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but two RGUs.
(5)
Includes CATV subscriber plus direct Digital access customers within our B2B subscriber base. TKS RGUs are included, therefore the figures for 2007 differ from Cable Access RGUs published for the quarter ended September 30, 2007.
(6)
To be able to compare the figures for both dates an adjustment of the figure as of September 30, 2007 was necessary due to a change of the calculation method in 2008.

Compared Operating Results for the Quarters Ended September 30, 2008 and September 30, 2007

        We operate the business through four operating segments: Cable Access, TV/Radio, Internet & Phone, TKS, and an administrative segment which primarily includes central services and corporate activities. On the following pages we will give an overview of the development of our business based on the financial results.

Revenues

        The following chart gives an overview of the Company's revenues for the quarter ended September 30, 2008 compared to the quarter ended September 30, 2007. Total revenues for the quarter ended September 30, 2008 increased by T€ 45,234 or 15.4% to T€ 339,330 from T€ 294,096 for the quarter ended September 30, 2007.

	Quarter Ended September 30,
	2008	2007
	T€
Cable Access	228,977	217,196
TV/Radio	48,089	44,482
Internet & Phone	53,647	25,845
TKS	8,617	6,573

Total Revenues	339,330	294,096

Cable Access

        Cable Access contains all activities and services linked to the customer's physical access to the Company's cable network either directly to end customers or indirectly through commercial Level 4 operators for which the Company charges a fee.

        Cable access is the primary basis for free and paid services offered by the Company, including TV and radio services and Internet & Phone services. In September 2007, the Company revised its strategy of requiring cable access as a basis for subscribing to Internet & Phone in order to reach customers not using cable television.

        Our cable access business generates revenues through subscription fees, installation fees and other revenues. Through our cable television access business we generated T€ 228,977 or approximately 67.5% of our total revenues for the quarter ended September 30, 2008.

  •
  Cable Access subscription fees paid for the access to our network and the delivery of analog and digital signals are generated from individuals, businesses and housing associations. Our current cable access offering consists of between 32 and 41 analog television channels (depending on the region served) and up to 36 analog radio channels. Since April 2006, the basic digital service for single family homes is offered under the brand name "Digitaler Kabelanschluss". This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany. In total, up to 104 digital free-to-air (FTA) channels and 70 free digital radio channels are offered in the digital access product. The product has an enhanced electronic program guide (EPG) and access to a pay per view service. On March 1, 2007, the Company changed the price on all access products delivered to single family homes to €16.90 per month. The new pricing is for both the analog and digital access services. In conjunction with the new price, the Company agreed to provide the customer for free the set-top box to upgrade to digital access.

  •
  Installation and network connection fees and reimbursements. Generally, 70% of first-time subscribers are charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network.

  •
  Other revenues are primarily generated from Level 4 services, e.g. maintenance service.

	Quarter Ended September 30,
	2008	2007
	T€
Cable Access Subscription Fees	226,314	214,070
Installation Fees	1,598	1,755
Other Revenues	1,065	1,371

Total Cable Access Revenues	228,977	217,196

€
ARPU(7)
Cable Access	8.17	7.76

	As of September 30,
	2008	2007
	in thousand
RGU(8)
Cable Access	9,240	9,112

        For the quarter ended September 30, 2008 cable access subscription fees increased by T€ 12,244 or 5.7% to T€ 226,314 from T€ 214,070 for the quarter ended September 30, 2007. The increase primarily results from the additional revenues of "the acquisition".

        For the quarter ended September 30, 2008 installation fees decreased by T€ 157 or 8.9% to T€ 1,598 from T€ 1,755 for the quarter ended September 30, 2007.

        For the quarter ended September 30, 2008 other revenues decreased by T€ 306 or 22.3% to T€ 1,065 from T€ 1,371 for the quarter ended September 30, 2007.

        The cable access ARPU increased by €0.41 or 5.3% to €8.17 in the quarter ended September 30, 2008 compared to €7.76 in the quarter ended September 30, 2007. This increase is primarily related to "the acquisition", as 789 thousand subscribers were reclassified from the low ARPU wholesale segment into higher ARPU B2C and B2B segments. The other ARPU drivers were the continued impact of the B2C price increase and a more favorable subscriber mix as subscriber losses mostly occurred in the lowest ARPU wholesale segment.

TV/Radio

        In addition to the cable access subscription business described above, the Company offers its own pay TV product portfolio. The Company's pay TV packages are branded as Kabel Digital Home and Kabel Digital International. Kabel Digital Home offers 39 basic pay TV channels within seven genres (documentaries, movies and series, sports, entertainment, kids, music and erotic) primarily dedicated to a German speaking audience. Kabel Digital International comprises 41 foreign language Pay TV channels catering to the demand of Germany's ethnic populations. The Company sells its pay TV packages directly to consumers and, to a lesser extent, indirectly through certain Level 4 operators and an unaffiliated regional cable television operator. Under these agreements, the wholesale customer typically receives a discount on our listed retail subscription fee.

(7)
The cable access ARPU only relates to cable access subscription fees.
(8)
TKS RGUs are not included, therefore the figures differ from Cable Access RGUs on page [17].

        Our TV/Radio business generates revenue through subscription fees, carriage fees, fees for services in connection with our digital playout facility and customer premise equipment (CPE; e.g. receiver) sales.

  •
  Pay TV subscription fees and CPE sales. Homes connected to our network can receive the digital programming of the public broadcasters and most private broadcasters free of charge if they are digital cable access subscribers and have a digital receiver (set-top box) and an activated smartcard. Customers can also subscribe to the Company's pay TV product portfolio containing Kabel Digital Home and Kabel Digital International as well as to a pay per view service. In addition, customers can subscribe to the Company's Digital Video Receiver (DVR) product, Kabel Digital+, containing an enhanced digital receiver with integrated hard disc drive as well as a more sophisticated EPG.

  •
  Analog carriage fees. In addition to providing basic cable television services to its subscribers, the Company charges more than 250 international, national, regional and local television broadcasters—and media services carriage fees for delivering their television—and radio signals over the Company's network. These carriage fees are typically based on the number of homes into which the signal is delivered.

  •
  Digital carriage fees are derived for the transmission of digital television programs on behalf of third party program providers. The Company also delivers the digital television programming offered by the public broadcasters, most of the large private free-to-air (FTA) broadcasters and the programs transmitted by an unaffiliated pay TV operator in Germany. The unaffiliated pay television operator pays fixed carriage fees including feed-in-fees as well as CA-service fees.

	Quarter Ended September 30,
	2008	2007
	T€
Pay TV Subscription Fees	21,437	17,753	(9)
Analog/Digital Carriage Fees	24,858	24,967
Playout Facility Fees	43	268
Other Digital Revenues	1,751	1,494	(9)

Total TV/Radio revenues	48,089	44,482

(9)
In the quarter ended September 30, 2007, T€ 134 have been reclassified from other digital revenues to pay TV subscription fees. Therefore the figures for 2007 differ from the published figures for the quarter ended September 30, 2007.

	€
ARPU
Pay TV	8.07	7.93
Kabel Digital+	7.41	7.06	(10)

Total blended TV/Radio	8.02	7.93

	As of September 30,
	2008	2007
	in thousand
RGU
Pay TV	823	731
Kabel Digital+	73	7	(10)

Total TV/Radio RGUs	896	738

        Pay TV subscription fees increased by T€ 3,684 or 20.8% to T€ 21,437 in the quarter ended September 30, 2008 from T€ 17,753 for the quarter ended September 30, 2007 primarily resulting from a growing subscriber base. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

        Carriage fees decreased by T€ 109 or 0.4% to T€ 24,858 in the quarter ended September 30, 2008 from T€ 24,967 for the quarter ended September 30, 2007. The future development of carriage fees will depend on the number of subscribers connected to our network.

        Playout facility fees decreased by T€ 225 or 84.0% to T€ 43 in the quarter ended September 30, 2008 from T€ 268 for the quarter ended September 30, 2007.

        Other digital revenues increased by T€ 257 or 17.2% to T€ 1,751 in the quarter ended September 30, 2008 from T€ 1,494 in the quarter ended September 30, 2007.

        The total blended TV/Radio ARPU increased by €0.09 or 1.1% to €8.02 in the quarter ended September 30, 2008 compared to €7.93 in the quarter ended September 30, 2007. The increase primarily relates to a recent price increase for new customers for the core KD Home product.

Internet & Phone

        The Company can offer Internet & Phone services to those homes which are passed by its upgraded bi-directional network (630 MHz) and where we have the ability to market our products (Marketable Homes). As of September 30, 2008, the Company passed approximately 11.2 million homes with an upgraded network which had return path capability to enable two-way communication. The Company offers Internet and Phone products independently; however, most customers subscribe to bundled offerings of Internet & Phone. Prior to September 2007, the Internet & Phone product was only offered to customers who subscribed to cable television access; since then we also offer Internet & Phone to non-cable television access subscribers. As of September 30, 2008, the Company served approximately 608 thousand subscribers which generated approximately 548 thousand Internet and 530 thousand Phone RGUs.

(10)
To be able to compare the figures for both dates an adjustment of the figure as of September 30, 2007 was necessary due to a change of the calculation method in 2008.

	Quarter Ended September 30,
	2008	2007
	T€
Subscription Fees (recurring)	51,497	24,813
Installation Fees and other non-recurring revenues	2,150	1,032

Total Internet & Phone Revenues	53,647	25,845

€
ARPU
Kabel Internet & Kabel Phone blended	17.15	19.26

	As of September 30,
	2008	2007
	in thousand
RGU
Kabel Internet	548	246
Kabel Phone	530	214

Total Internet & Phone RGUs	1,078	460

        Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of CPE.

        In the quarter ended September 30, 2008, subscription fees increased by T€ 26,684 or 107.5% to T€ 51,497 from T€ 24,813 for the quarter ended September 30, 2007. This increase was primarily due to the strong increase of Internet & Phone RGUs.

        In the quarter ended September 30, 2008, installation fees and other non-recurring revenues increased by T€ 1,118 or 108.3% to T€ 2,150 from T€ 1,032 for the quarter ended September 30, 2007. This increase is primarily related to an increase in numbers of installations of Internet & Phone products and an increase of revenues from the sale of CPE, e.g. DECT phones and WLAN router.

        The Internet & Phone ARPU decreased by €2.11 or 11.0% to €17.15 in the quarter ended September 30, 2008 from €19.26 for the quarter ended September 30, 2007 which was primarily driven by promotional activities in order to be more competitive in the fast growing Internet & Phone market.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

        TKS, a wholly owned subsidiary of KDVS, provides cable access, internet and phone services to NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (DTAG) who prefer English language bills.

        Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases, such as prepaid mobile phones, cash cards, and telecommunication related products and services.

	Quarter Ended September 30,
	2008	2007
	T€
Internet Revenues	2,117	1,383	(11)
Billing Services Revenues	1,740	1,760	(11)
Phone Services Revenues	1,696	n/a
Merchandise	1,142	956
Cable Television Revenues	1,109	1,142
Mobile Phone Services Revenues	602	1,164
Other Revenues	211	168	(11)

Total TKS Revenues	8,617	6,573

        TKS revenues increased by T€ 2,044 or 31.1% to T€ 8,617 for the quarter ended September 30, 2008 from T€ 6,573 for the quarter ended September 30, 2007. The increase is primarily related to the new TKS bundle product "surf'n talk" which combines Internet Services and the new Phone Services and was introduced in November 2007. Partly offsetting this positive impact was a decrease in revenues from Mobile Phone Services; this product was not actively offered in the quarter ended September 30, 2008.

Expenses

        The following chart gives an overview of the Company's expenses for the quarter ended September 30, 2008 compared to the quarter ended September 30, 2007. Total expenses for the quarter ended September 30, 2008 increased by T€ 47,643 or 18.4% to T€ 306,480 from T€ 258,837 for the quarter ended September 30, 2007.

	Quarter Ended September 30,
	2008	2007
	T€
Cost of Services Rendered	167,708	148,386
Selling Expenses	106,619	79,460
General and Administrative Expenses	32,153	30,991

Total Expenses	306,480	258,837

        Included in total operating expenses for the quarter ended September 30, 2008 are accrued costs regarding a new established restructuring plan related to "the acquisition" in the amount of T€ 5,025. These costs include severance payments, consulting expenses, expenses regarding the interim Service Level Agreements, expenses for rent and fleet expenses.

(11)
To be able to compare the revenue categories for the quarters ended September 30, 2007 and 2008 the figures for the quarter ended September 30, 2007 have been reclassified.

Cost of Services Rendered

        Cost of services rendered are primarily costs related to providing service to our customers.

	Quarter Ended September 30,
	2008	2007
	T€
Cost of Materials and Services	85,224	81,228
Personnel Expenses	11,612	11,961
Depreciation and Amortization	50,232	36,913
Other Cost and Expenses	20,640	18,284

Total Cost of Services Rendered	167,708	148,386

        In the quarter ended September 30, 2008, cost of services rendered increased by T€ 19,322 or 13.0% to T€ 167,708 from T€ 148,386 for the quarter ended September 30, 2007. Approximately 45% of the increase is caused by cost of services rendered from companies purchased in "the acquisition".

        Included in costs of services rendered for the quarter ended September 30, 2008 are accrued expenses for the restructuring regarding "the acquisition" in the amount of T€ 1,574.

        Cost of materials and services primarily include Service Level Agreements with DTAG (SLA) which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition to SLA payments, cost of materials and services include content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services. In the quarter ended September 30, 2008, cost of materials and services increased by T€ 3,996 or 4.9% to T€ 85,224 from T€ 81,228 for the quarter ended September 30, 2007. Approximately two-thirds of the increase results from the cost of materials and services from companies purchased in "the acquisition".

        Expenses for SLAs increased by T€ 2,485 or 5.7% to T€ 45,925 for the quarter ended September 30, 2008 from T€ 43,440 in the quarter ended September 30, 2007 primarily due to the need of more network capacity.

        In the quarter ended September 30, 2008, content costs, primarily for pay TV activities, increased by T€ 653 or 5.8% to T€ 11,935 from T€ 11,282 in the quarter ended September 30, 2007. The increase is related to subscriber growth.

        Costs for interconnect increased by T€ 2,818 or 87.2% to T€ 6,050 for the quarter ended September 30, 2008 from T€ 3,232 for the quarter ended September 30, 2007 related to the increase in phone subscribers. Interconnection costs will continue to rise with the number of phone subscribers.

        Network expenses increased by T€ 1,741 or 58.8% to T€ 4,701 for the quarter ended September 30, 2008 from T€ 2,960 for the quarter ended September 30, 2007 primarily due to the continued expansion of our upgraded networks and the addition of broadband capacity. As long as the Company continues to extend the upgraded network and to add additional capacity, network costs will increase.

        Expenses for installation increased by T€ 1,135 to T€ 1,190 for the quarter ended September 30, 2008 from T€ 55 for the quarter ended September 30, 2007 primarily due to offering a new full service PC installation related to a high speed installation beginning in February of 2008.

        Other cost of materials and services decreased by T€ 4,836 or 23.9% to T€ 15,423 for the quarter ended September 30, 2008 from T€ 20,259 for the quarter ended September 30, 2007, primarily due to a decrease in carriage fees for pass through and in expenses for licenses.

        Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the quarter ended September 30, 2008 personnel expenses included T€ 1,525 restructuring expenses, compared to T€ 943 in the quarter ended September 30, 2007. The increase of restructuring expenses in 2008 is due to the restructuring related to "the acquisition". Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses decreased by T€ 995 or 9.0% to T€ 10,023 in the quarter ended September 30, 2008 from T€ 11,018 for the quarter ended September 30, 2007, primarily due to a decrease in the number of employees as a result of the finalized restructuring of the technical departments.

        Depreciation and amortization expenses primarily include the depreciation of the network and capitalized leased transponders. In the quarter ended September 30, 2008, depreciation and amortization expenses increased by T€ 13,319 or 36.1% to T€ 50,232 from T€ 36,913 for the quarter ended September 30, 2007 primarily due to substantial investments made to upgrade the network for two way capacity over the past few years. The increase is also related to increased expenses from companies purchased in "the acquisition".

        Other cost and expenses primarily include copyright fees, IT, rent for technical infrastructure and other miscellaneous expenses. In the quarter ended September 30, 2008, other cost and expenses increased by T€ 2,356 or 12.9% to T€ 20,640 from T€ 18,284 for the quarter ended September 30, 2007, primarily due to an increase of the expenses for temporary employees in call center and partly due to "the acquisition".

        Excluding the impact of non-cash expenses, e.g. amortization, depreciation and MEP, total cash expenses included in cost of services rendered increased by T€ 5,971 or 5.4% to T€ 117,444 for the quarter ended September 30, 2008 from T€ 111,473 for the quarter ended September 30, 2007.

Selling Expenses

        Selling expenses are expenses incurred to support the sales effort of the Company's products and services.

	Quarter Ended September 30,
	2008	2007
	T€
Cost of Materials and Services	5,031	6,037
Personnel Expenses	21,875	16,692
Depreciation and Amortization	42,553	27,680
Other Cost and Expenses	37,160	29,051

Total Selling Expenses	106,619	79,460

        In the quarter ended September 30, 2008, selling expenses increased by T€ 27,159 or 34.2% to T€ 106,619 from T€ 79,460 for the quarter ended September 30, 2007. Approximately 40% of the increase relate to selling expenses from companies purchased in "the acquisition".

        Included in selling expenses for the quarter ended September 30, 2008 are accrued expenses for the restructuring regarding "the acquisition" in the amount of T€ 1,829.

        Cost of materials and services included in selling expenses are services related to the general distribution of our product packages. Cost of materials and services decreased by T€ 1,006 or 16.7% to T€ 5,031 for the quarter ended September 30, 2008 from T€ 6,037 for the quarter ended September 30, 2007. This decrease primarily relates to a decrease in CPE expenses because of a change in the business model; CPE are now rented and not sold to the customers.

        Personnel expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the quarter ended September 30, 2008 personnel expenses included T€ 1,799 restructuring expenses, compared to minor amounts in the quarter ended September 30, 2007. The increase of restructuring expenses in 2008 is due to the restructuring related to "the acquisition". Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 3,245 or 19.6% to T€ 19,768 in the quarter ended September 30, 2008 from T€ 16,523 in the quarter ended September 30, 2007. The increase primarily resulted from an increase in the number of sales and marketing employees, from scheduled salary increases and from an increase in the number of employees due to "the acquisition".

        Depreciation and amortization expenses primarily include the amortization of the customer list, capitalized sales commissions paid to the Company's sales agents and call center representatives, and CPE. The amortization period for the capitalized subscriber acquisition costs depends on the product offered and is 8.5 years for our access products corresponding to the expected life average of the contracts and 12 or 24 months for our pay TV and Internet & Phone products corresponding to the fixed contract duration. Expenses related to depreciation and amortization increased by T€ 14,873 or 53.7% to T€ 42,553 for the quarter ended September 30, 2008 from T€ 27,680 for the quarter ended September 30, 2007 due to higher amortization of capitalized subscriber acquisition costs, CPE and the additional amortization of the customer list from "the acquisition".

        Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. These costs increased by T€ 8,109 or 27.9% to T€ 37,160 for the quarter ended September 30, 2008 from T€ 29,051 for the quarter ended September 30, 2007 primarily due to increased expenses for the promotion and sale of our products.

        Excluding the impact of non-cash expenses, e.g. amortization, depreciation and MEP, total cash expenses included in selling expenses increased by T€ 12,296 or 23.8% to T€ 63,912 for the quarter ended September 30, 2008 from T€ 51,616 for the quarter ended September 30, 2007.

General and Administrative Expenses

	Quarter Ended September 30,
	2008	2007
	T€
Personnel Expenses	11,262	11,717
Depreciation and Amortization	6,962	5,818
Other Cost and Expenses	13,929	13,456

Total General and Administrative Expenses	32,153	30,991

        General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations. These are expenses that are not directly allocated to cost of services rendered or selling expenses. General and administrative expenses include personnel, consultants, IT, rent and depreciation and amortization of software.

        In the quarter ended September 30, 2008, general and administrative expenses increased by T€ 1,162 or 3.7% to T€ 32,153 from T€ 30,991 for the quarter ended September 30, 2007.

        Included in general and administrative expenses for the quarter ended September 30, 2008 are accrued expenses for the restructuring regarding "the acquisition" in the amount of T€ 1,622.

        Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the quarter ended September 30, 2008 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 245 compared to T€ 1,385 in the quarter ended September 30, 2007. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 374 or 3.6% to T€ 10,681 in the quarter ended September 30, 2008 from T€ 10,307 in the quarter ended September 30, 2007. This increase is primarily resulting from an increase in the number of employees and from scheduled salary increases.

        Depreciation and amortization expenses primarily include the depreciation and amortization of IT and standard software licenses. In the quarter ended September 30, 2008, these expenses increased by T€ 1,144 or 19.7% to T€ 6,962 from T€ 5,818 for the quarter ended September 30, 2007 primarily due to the amortization of several IT-applications.

        Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the quarter ended September 30, 2008, other cost and expenses increased by T€ 473 or 3.5% to T€ 13,929 from T€ 13,456 for the quarter ended September 30, 2007. This primarily results from expenses regarding the interim Service Level Agreements for "the acquisitions", which will be cancelled after completion of the integration phase. This effect is partly offset by a decrease in consulting expenses.

        Excluding the impact of non-cash expenses, e.g. amortization, depreciation and MEP, total cash expenses included in general and administrative expenses increased by T€ 1,158 or 4.9% to T€ 24,946 for the quarter ended September 30, 2008 from T€ 23,788 for the quarter ended September 30, 2007.

Profit from Ordinary Activities

        Profit from ordinary activities for the quarter ended September 30, 2008 decreased by T€ 37 to T€ 37,766 from T€ 37,803 for the quarter ended September 30, 2007.

        The decrease is primarily related to the issues discussed in the above sections.

Interest Income

        Interest income is derived from our bank deposits. In the quarter ended September 30, 2008 interest income decreased by T€ 888 or 68.2% to T€ 414 from T€ 1,302 in the quarter ended September 30, 2007.

Interest Expenses

        Interest expenses include interest accrued on bank loans, the Company's 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest expenses increased by T€ 11,111 or 24.0% to T€ 57,354 for the quarter ended September 30, 2008 from T€ 46,243 for the quarter ended September 30, 2007. This increase is primarily related to increased interest expenses on the Senior Credit Facility by T€ 11,554 due to the additional borrowings under Tranche C to make "the acquisition".

	Quarter Ended September 30,
	2008	2007
	T€
Senior Notes	19,616	19,616
Senior Credit Facility	31,465	19,911
Amortization of Capitalized Finance Fees	2,916	2,079
Finance Lease	629	727
Pensions	410	349
Asset Retirement Obligations	283	245
Interest Hedge	1,712	2,938
Other	322	379

Total Interest Expenses	57,354	46,243

        Outstanding interest bearing indebtedness as of September 30, 2008 increased by T€ 635,000 or 31.7% to T€ 2,640,553 from T€ 2,005,553 as of September 30, 2007 due to higher borrowings primarily related to "the acquisition".

Accretion or Depreciation on Investments and other Securities

        There was no Accretion or Depreciation on Investments and other Securities for the quarter ended September 30, 2008 and for the quarter ended September 30, 2007.

Income from Associates

        Income from associates decreased by T€ 162 to T€ 188 for the quarter ended September 30, 2008 from T€ 350 in the quarter ended September 30, 2007.

Loss before Taxes

        Loss before taxes increased by T€ 12,198 to T€ 18,986 for the quarter ended September 30, 2008 from T€ 6,788 in the quarter ended September 30, 2007.

        This increase is related to the issues discussed in the above sections.

Taxes on Income

        Tax expenses amount to T€ 3,336 for the quarter ended September 30, 2008 compared to an income from taxes of T€ 9,935 in the quarter ended September 30, 2007. For the quarter ended September 30, 2008 taxes are comprised of current tax expense of T€ 4,284 and deferred tax income in the amount of T€ 948. For the quarter ended September 30, 2007 taxes were comprised of current tax expense of T€ 930 and deferred tax income in the amount of T€ 10,865.

        The high deferred tax income in the quarter ended September 30, 2007 was primarily related to the first-time application of the business tax reform 2008, particularly the change of the effective tax rate from 39.19% to 29.79%.

Net Profit/Net Loss

        For the quarter ended September 30, 2008 a net loss was recorded in the amount of T€ 22,322 whereas in the quarter ended September 30, 2007 a net profit of T€ 3,147 was recorded.

        The change in net income is related to the issues discussed in the above sections.

Adjusted EBITDA

        Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (Adjusted EBITDA) increased by T€ 32,203 or 29.1% to T€ 142,939 in the quarter ended September 30, 2008 from T€ 110,736 for the quarter ended September 30, 2007. The increase primarily relates to the rapid growth in subscription revenues from Internet & Phone and pay TV and to an increase in cable access, partly related to "the acquisition". Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Quarter Ended September 30,
	2008	2007
	T€
Profit from Ordinary Activities	37,766	37,803
Depreciation and Amortization	99,747	70,411
MEP related non-cash Expenses	431	1,549
Restructuring Expenses	4,995	973

Adjusted EBITDA	142,939	110,736

Segment Reporting

        The following table reflects the allocation of Adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(12) for the quarters ended September 30, 2008 and 2007:

Quarter ended September 30, 2008	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/Loss from Ordinary Activities	64,816	7,841	-4,225	1,018	-31,684	37,766
Depreciation and Amortization	64,067	7,252	20,720	471	7,237	99,747
MEP related non-cash Expenses	110	18	25	3	275	431
Restructuring Expenses	3,403	0	0	0	1,592	4,995

Adjusted EBITDA	132,396	15,111	16,520	1,492	-22,580	142,939

Quarter ended September 30, 2007	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/Loss from Ordinary Activities	69,798	6,673	-8,797	547	-30,418	37,803
Depreciation and Amortization	51,189	4,514	8,082	414	6,212	70,411
MEP related non-cash Expenses	106	14	44	0	1,385	1,549
Restructuring Expenses	995	0	0	0	-22	973

Adjusted EBITDA	122,088	11,201	-671	961	-22,843	110,736

(12)
Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

Compared Operating Results for the Six Months Ended September 30, 2008 and September 30, 2007

Revenues

        The following chart gives an overview of the Company's revenues for the six months ended September 30, 2008 compared to the six months ended September 30, 2007. Total revenues for the six months ended September 30, 2008 increased by T€ 84,705 or 14.5% to T€ 668,489 from T€ 583,784 for the six months ended September 30, 2007.

	Six Months Ended September 30,
	2008	2007
	T€
Cable Access	456,144	433,929
TV/Radio	94,160	87,430
Internet & Phone	101,763	48,328
TKS	16,422	14,097

Total Revenues	668,489	583,784

Cable Access

	Six Months Ended September 30,
	2008	2007
	T€
Cable Access Subscription Fees	449,969	428,220
Installation Fees	4,108	3,298
Other Revenues	2,067	2,411

Total Cable Access Revenues	456,144	433,929

€
ARPU(13)
Cable Access	8.17	7.75

	As of September 30,
	2008	2007
	in thousand
RGU(14)
Cable Access	9,240	9,112

        For the six months ended September 30, 2008 cable access subscription fees increased by T€ 21,749 or 5.1% to T€ 449,969 from T€ 428,220 for the six months ended September 30, 2007. The increase primarily results from the additional revenues of "the acquisition" in the period ended September 30, 2008.

        For the six months ended September 30, 2008 installation fees increased by T€ 810 or 24.6% to T€ 4,108 from T€ 3,298 for the six months ended September 30, 2007 primarily due to cost reimbursements received from housing associations for the upgrade of our two way capable network.

(13)
The cable access ARPU only relates to cable access subscription fees.
(14)
TKS RGUs are not included, therefore the figures differ from Cable Access RGUs on page [17].

        For the six months ended September 30, 2008 other revenues decreased by T€ 344 or 14.3% to T€ 2,067 from T€ 2,411 for the six months ended September 30, 2007.

        The cable access ARPU increased by €0.42 or 5.4% to €8.17 in the six months ended September 30, 2008 compared to €7.75 in the six months ended September 30, 2007. This increase is primarily related to "the acquisition", as 789 thousand subscribers were reclassified from the low ARPU wholesale segment into higher ARPU B2C and B2B segments. The other ARPU drivers were the continued impact of the B2C price increase and a more favorable subscriber mix as subscriber losses mostly occurred in the lowest ARPU wholesale segment.

TV/ Radio

	Six Months Ended September 30,
	2008	2007
	T€
Pay TV Subscription Fees	41,240	34,913	(15)
Analog/Digital Carriage Fees	49,292	49,152
Playout Facility Fees	107	537
Other Digital Revenues	3,521	2,828	(15)

Total TV/Radio revenues	94,160	87,430

	€
ARPU
Pay TV	7.80	8.02
Kabel Digital+	7.58	7.41	(16)

Total blended TV/Radio	7.79	8.02

	As of September 30,
	2008	2007
	in thousand
RGU
Pay TV	823	731
Kabel Digital+	73	7	(16)

Total TV/Radio RGUs	896	738

        Pay TV subscription fees increased by T€ 6,327 or 18.1% to T€ 41,240 in the six months ended September 30, 2008 from T€ 34,913 for the six months ended September 30, 2007 primarily resulting from a growing subscriber base. We will continue to strengthen our pay TV products to achieve further growth in the pay TV segment.

        Carriage fees increased by T€ 140 to T€ 49,292 in the six months ended September 30, 2008 from T€ 49,152 for the six months ended September 30, 2007. The future development of carriage fees will depend on the number of subscribers connected to our network.

(15)
In the six months ended September 30, 2007, T€ 211 have been reclassified from other digital revenues to pay TV subscription fees. Therefore the figures for 2007 differ from the published figures for the six months ended September 30, 2007.
(16)
To be able to compare the figures for both dates an adjustment of the figure as of September 30, 2007 was necessary due to a change of the calculation method in 2008.

        Playout facility fees decreased by T€ 430 or 80.1% to T€ 107 in the six months ended September 30, 2008 from T€ 537 for the six months ended September 30, 2007.

        Other digital revenues increased by T€ 693 or 24.5% to T€ 3,521 in the six months ended September 30, 2008 from T€ 2,828 in the six months ended September 30, 2007.

        The total blended TV/Radio ARPU decreased by €0.23 or 2.9% to €7.79 in the six months ended September 30, 2008 compared to €8.02 in the six months ended September 30, 2007. The decrease primarily relates to the increase in sale of the access products which are combined with an offering of the KD Home product, two months free of charge for promotional purposes. Management expects growing ARPUs in this category based on a price increase for new customers for the core KD Home product in May 2008.

Internet & Phone

	Six Months Ended September 30,
	2008	2007
	T€
Subscription Fees (recurring)	97,645	46,601
Installation Fees and other non-recurring revenues	4,118	1,727

Total Internet & Phone Revenues	101,763	48,328

€
ARPU
Kabel Internet & Kabel Phone blended	17.55	19.75

	As of September 30,
	2008	2007
	in thousand
RGU
Kabel Internet	548	246
Kabel Phone	530	214

Total Internet & Phone RGUs	1,078	460

        Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of CPE.

        In the six months ended September 30, 2008, subscription fees increased by T€ 51,044 or 109.5% to T€ 97,645 from T€ 46,601 for the six months ended September 30, 2007. This increase was primarily due to the strong increase of Internet & Phone RGUs.

        In the six months ended September 30, 2008, installation fees and other non-recurring revenues increased by T€ 2,391 or 138.5% to T€ 4,118 from T€ 1,727 for the six months ended September 30, 2007. This increase is primarily related to an increase of revenues from the sale of CPE (e.g. DECT phones and WLAN router) and to an increase in numbers of installations of Internet & Phone products.

        The Internet & Phone ARPU decreased by €2.20 or 11.1% to €17.55 in the six months ended September 30, 2008 from €19.75 for the six months ended September 30, 2007 which was primarily driven by promotional activities in order to be more competitive in the fast growing Internet & Phone market.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

	Six Months Ended September 30,
	2008	2007
	T€
Internet Revenues	4,005	3,052	(17)
Billing Services Revenues	3,445	3,674	(17)
Phone Services Revenues	2,961	n/a
Cable Television Revenues	2,224	2,362
Merchandise	2,075	1,972
Mobile Phone Services Revenues	1,207	2,676
Other Revenues	505	361	(17)

Total TKS Revenues	16,422	14,097

        TKS revenues increased by T€ 2,325 or 16.5% to T€ 16,422 for the six months ended September 30, 2008 from T€ 14,097 for the six months ended September 30, 2007. The increase is primarily related to the new TKS bundle product "surf'n talk" which combines Internet Services and the new Phone Services and was introduced in November 2007. Partly offsetting this positive impact was a decrease in revenues from Mobile Phone Services; this product was not actively offered in the six months ended September 30, 2008.

Expenses

        The following chart gives an overview of the Company's expenses for the six months ended September 30, 2008 compared to the six months ended September 30, 2007. Total expenses for the six months ended September 30, 2008 increased by T€ 85,111 or 16.6% to T€ 598,143 from T€ 513,032 for the six months ended September 30, 2007.

	Six Months Ended September 30,
	2008	2007
	T€
Cost of Services Rendered	329,246	294,047
Selling Expenses	204,928	159,644
General and Administrative Expenses	63,969	59,341

Total Expenses	598,143	513,032

        Included in total operating expenses for six months ended September 30, 2008 are accrued costs regarding a new established restructuring plan related to "the acquisition" in the amount of T€ 5,025. These costs include severance payments, consulting expenses, expenses regarding the interim Service Level Agreements, expenses for rent and fleet expenses.

(17)
To be able to compare the revenue categories for the six months ended September 30, 2007 and 2008 the figures for the six months ended September 30, 2007 have been reclassified.

Cost of Services Rendered

	Six Months Ended September 30,
	2008	2007
	T€
Cost of Materials and Services	169,960	159,257
Personnel Expenses	22,735	25,850
Depreciation and Amortization	96,399	72,772
Other Cost and Expenses	40,152	36,168

Total Cost of Services Rendered	329,246	294,047

        In the six months ended September 30, 2008, cost of services rendered increased by T€ 35,199 or 12.0% to T€ 329,246 from T€ 294,047 for the six months ended September 30, 2007. Approximately 35% of the increase is caused by cost of services rendered from companies purchased in "the acquisition".

        Included in costs of services rendered for the six months ended September 30, 2008 are accrued expenses for the restructuring regarding "the acquisition" in the amount of T€ 1,574.

        In the six months ended September 30, 2008, cost of materials and services increased by T€ 10,703 or 6.7% to T€ 169,960 from T€ 159,257 for the six months ended September 30, 2007. Approximately 40% of the increase results from the cost of materials and services from companies purchased in "the acquisition" in the period ended September 30, 2008.

        Expenses for SLAs increased by T€ 2,860 or 3.3% to T€ 90,002 for the six months ended September 30, 2008 from T€ 87,142 in the six months ended September 30, 2007 primarily due to the need of more network capacity.

        In the six months ended September 30, 2008, content costs, primarily for pay TV activities, increased by T€ 1,374 or 6.2% to T€ 23,554 from T€ 22,180 in the six months ended September 30, 2007. The increase is related to the subscriber growth.

        Costs for interconnect increased by T€ 6,099 or 99.2% to T€ 12,249 for the six months ended September 30, 2008 from T€ 6,150 for the six months ended September 30, 2007 related to the increase in phone subscribers. Interconnection costs will continue to rise with the number of phone subscribers.

        Network expenses increased by T€ 2,097 or 32.2% to T€ 8,601 for the six months ended September 30, 2008 from T€ 6,504 for the six months ended September 30, 2007 primarily due to the continued expansion of our upgraded networks and the addition of broadband capacity. As long as the Company continues to extend the upgraded network and to add additional capacity, network costs will increase.

        Expenses for installation increased by T€ 2,648 to T€ 2,837 for the six months ended September 30, 2008 from T€ 189 for the six months ended September 30, 2007 primarily due to offering a new full service PC installation related to a high speed installation beginning in February of 2008.

        Other cost of materials and services decreased by T€ 4,375 or 11.8% to T€ 32,717 for the six months ended September 30, 2008 from T€ 37,092 for the six months ended September 30, 2007 primarily due to a decrease in carriage fees for pass trough and in expenses for licenses.

        Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the six months ended September 30, 2008 personnel expenses included T€ 1,525 restructuring expenses, compared to T€ 943 in the six months ended September 30, 2007. The increase of restructuring expenses in 2008 is due to the restructuring related to "the acquisition".

Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses decreased by T€ 3,821 or 15.3% to T€ 21,086 in the six months ended September 30, 2008 from T€ 24,907 for the six months ended September 30, 2007, primarily due to a decrease in the number of employees as a result of the finalized restructuring of the technical departments.

        In the six months ended September 30, 2008, depreciation and amortization expenses increased by T€ 23,627 or 32.5% to T€ 96,399 from T€ 72,772 for the six months ended September 30, 2007 primarily due to substantial investments made to upgrade the network for two way capacity over the past few years. The increase is also related to increased expenses from companies purchased in "the acquisition" in the period ended September 30, 2008.

        In the six months ended September 30, 2008, other cost and expenses increased by T€ 3,984 or 11.0% to T€ 40,152 from T€ 36,168 for the six months ended September 30, 2007, partly due to "the acquisition" and increased IT expenses regarding the expansion of our Internet und Phone business.

        Excluding the impact of non-cash expenses, e.g. amortization, depreciation and MEP, total cash expenses included in cost of services rendered increased by T€ 11,480 or 5.2% to T€ 232,755 for the six months ended September 30, 2008 from T€ 221,275 for the six months ended September 30, 2007.

Selling Expenses

	Six Months Ended September 30,
	2008	2007
	T€
Cost of Materials and Services	11,413	11,619
Personnel Expenses	40,969	34,014
Depreciation and Amortization	80,774	53,753
Other Cost and Expenses	71,772	60,258

Total Selling Expenses	204,928	159,644

        In the six months ended September 30, 2008, selling expenses increased by T€ 45,284 or 28.4% to T€ 204,928 from T€ 159,644 for the six months ended September 30, 2007. Approximately one-third of the increase relates to selling expenses from companies purchased in "the acquisition" in the period ended September 30, 2008.

        Included in selling expenses for the six months ended September 30, 2008 are accrued expenses for the restructuring regarding "the acquisition" in the amount of T€ 1,829.

        Cost of materials and services decreased by T€ 206 or 1.8% to T€ 11,413 for the six months ended September 30, 2008 from T€ 11,619 for the six months ended September 30, 2007.

        Personnel expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the six months ended September 30, 2008 personnel expenses include T€ 517 related to the Management Equity Participation program compared to T€ 348 for the six months ended September 30, 2007. In the six months ended September 30, 2008 personnel expenses included T€ 1,799 restructuring expenses, compared to minor amounts in the six months ended September 30, 2007. The increase in restructuring expenses in 2008 is due to the restructuring related to "the acquisition". Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 4,837 or 14.4% to T€ 38,498 in the six months ended September 30, 2008 from T€ 33,661 in the six months ended September 30, 2007. The increase primarily resulted from an increase in the number of sales and marketing employees, from scheduled salary increases and from an increase in the number of employees due to "the acquisition".

        Expenses related to depreciation and amortization increased by T€ 27,021 or 50.3% to T€ 80,774 for the six months ended September 30, 2008 from T€ 53,753 for the six months ended September 30, 2007 due to higher amortization of capitalized subscriber acquisition costs, CPE and the additional amortization of the customer list from "the acquisition".

        Other cost and expenses increased by T€ 11,514 or 19.1% to T€ 71,772 for the six months ended September 30, 2008 from T€ 60,258 for the six months ended September 30, 2007 primarily due to increased expenses for the promotion and sale of our products.

        Excluding the impact of non-cash expenses, e.g. amortization, depreciation and MEP, total cash expenses included in selling expenses increased by T€ 18,095 or 17.1% to T€ 123,638 for the six months ended September 30, 2008 from T€ 105,543 for the six months ended September 30, 2007.

General and Administrative Expenses

	Six Months Ended September 30,
	2008	2007
	T€
Personnel Expenses	23,929	23,504
Depreciation and Amortization	13,776	11,380
Other Cost and Expenses	26,264	24,457

Total General and Administrative Expenses	63,969	59,341

        In the six months ended September 30, 2008, general and administrative expenses increased by T€ 4,628 or 7.8% to T€ 63,969 from T€ 59,341 for the six months ended September 30, 2007. The increase is primarily related to expenses from companies purchased in "the acquisition" in the period ended September 30, 2008.

        Included in general and administrative expenses for the six months ended September 30, 2008 are accrued expenses for the restructuring regarding "the acquisition" in the amount of T€ 1,622.

        Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the six months ended September 30, 2008 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 1,109 compared to T€ 2,831 in the six months ended September 30, 2007. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 1,813 or 8.8% to T€ 22,461 in the six months ended September 30, 2008 from T€ 20,648 in the six months ended September 30, 2007. This increase is primarily resulting from an increase in the number of employees and from scheduled salary increases.

        In the six months ended September 30, 2008, depreciation and amortization expenses increased by T€ 2,396 or 21.1% to T€ 13,776 from T€ 11,380 for the six months ended September 30, 2007 primarily due to the amortization related to the Company's customer care and billing system and other IT-applications.

        In the six months ended September 30, 2008, other cost and expenses increased by T€ 1,807 or 7.4% to T€ 26,264 from T€ 24,457 for the six months ended September 30, 2007. This increase primarily results from expenses regarding the interim Service Level Agreements for "the acquisitions", which will be cancelled after completion of the integration phase. This effect is partly offset by a decrease in consulting expenses.

        Excluding the impact of non-cash expenses, e.g. amortization, depreciation, MEP and accrued restructuring expenses, total cash expenses included in general and administrative expenses increased by

T€ 3,954 or 8.8% to T€ 49,084 for the six months ended September 30, 2008 from T€ 45,130 for the six months ended September 30, 2007.

Profit from Ordinary Activities

        Profit from ordinary activities for the six months ended September 30, 2008 increased by T€ 3,120 or 4.1% to T€ 79,384 from T€ 76,264 for the six months ended September 30, 2007.

        The increase is primarily related to the issues discussed in the above sections.

Interest Income

        Interest income is derived from our bank deposits. In the six months ended September 30, 2008 interest income decreased by T€ 1,340 or 66.9% to T€ 664 from T€ 2,004 in the six months ended September 30, 2007.

Interest Expenses

        Interest expenses include interest accrued on bank loans, the Company's 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest expenses increased by T€ 21,520 or 26.4% to T€ 102,995 for the six months ended September 30, 2008 from T€ 81,475 for the six months ended September 30, 2007. This increase is primarily related to increased interest expenses on the Senior Credit Facility by T€ 21,030 due to the additional borrowings under Tranche C to make "the acquisition".

	Six Months Ended September 30,
	2008	2007
	T€
Senior Notes	39,232	39,232
Senior Credit Facility	58,304	37,274
Amortization of Capitalized Finance Fees	5,527	4,036
Finance Lease	1,295	1,490
Pensions	1,087	697
Asset Retirement Obligations	561	484
Interest Hedge	-3,629	-2,200
Other	618	462

Total Interest Expenses	102,995	81,475

        Outstanding interest bearing indebtedness as of September 30, 2008 increased by T€ 635,000 or 31.7% to T€ 2,640,553 from T€ 2,005,553 as of September 30, 2007 due to higher borrowings primarily related to "the acquisition".

Accretion or Depreciation on Investments and other Securities

        In the six months ended September 30, 2008 no expenses were recorded whereas in the six months ended September 30, 2007 expenses in the amount of T€ 2,337 were recorded. 2007 expenses result from a devaluation of the Company's current investments which were sold in October 2007.

Income from Associates

        Income from associates increased by T€ 12,815 to T€ 13,379 for the six months ended September 30, 2008 from T€ 564 in the six months ended September 30, 2007 due to the sale of our minority shareholding in KS Berlin related to "the acquisition".

Loss before Taxes

        Loss before taxes increased by T€ 4,589 to T€ 9,569 for the six months ended September 30, 2008 from T€ 4,980 in the six months ended September 30, 2007.

        This increase is related to the issues discussed in the above sections.

Taxes on Income

        Tax expenses amount to T€ 11,045 for the six months ended September 30, 2008 compared to a tax income in the amount of T€ 3,865 in the six months ended September 30, 2007. For the six months ended September 30, 2008 taxes are comprised of current tax expense of T€ 10,357 and deferred tax expense in the amount of T€ 688. For the six months ended September 30, 2007 taxes were comprised of current tax expense of T€ 2,197 and deferred tax income in the amount of T€ 6,062.

        The high deferred tax income in the six months ended September 30, 2007 was primarily related to the first-time application of the business tax reform 2008, particularly the change of the effective tax rate from 39.19% to 29.79%.

Net loss

        Net loss for the six months ended September 30, 2008 amounts to T€ 20,613 compared to T€ 1,115 for the six months ended September 30, 2007.

        The increase in net loss is related to the issues discussed in the above sections.

Adjusted EBITDA

        Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (Adjusted EBITDA) increased by T€ 58,748 or 26.9% to T€ 277,069 in the six months ended September 30, 2008 from T€ 218,321 for the six months ended September 30, 2007. The increase primarily relates to the rapid growth in subscription revenues from Internet & Phone and pay TV and to an increase in cable access, partly related to "the acquisition". Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Six Months Ended September 30,
	2008	2007
	T€
Profit from Ordinary Activities	79,384	76,264
Depreciation and Amortization	190,949	137,905
MEP related non-cash Expenses	1,718	3,179
Restructuring Expenses	5,018	973

Adjusted EBITDA	277,069	218,321

Segment Reporting

        The following table reflects the allocation of Adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(18) for the six months ended September 30, 2008 and 2007:

Six months ended September 30, 2008	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/Loss from Ordinary Activities	133,949	13,586	-6,932	1,982	-63,201	79,384
Depreciation and Amortization	123,532	14,113	38,010	944	14,350	190,949
MEP related non-cash Expenses	361	58	100	10	1,189	1,718
Restructuring Expenses	3,403	0	0	0	1,614	5,018

Adjusted EBITDA	261,245	27,757	31,178	2,936	-46,048	277,069

Six months ended September 30, 2007	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/Loss from Ordinary Activities	137,098	12,594	-17,408	2,555	-58,575	76,264
Depreciation and Amortization	102,240	8,661	14,281	763	11,960	137,905
MEP related non-cash Expenses	225	31	92	0	2,831	3,179
Restructuring Expenses	995	0	0	0	-22	973

Adjusted EBITDA	240,558	21,286	-3,035	3,318	-43,806	218,321

Cash Flow for the Six Months ended September 30, 2008 Compared to the Six Months ended September 30, 2007

        As of September 30, 2008 our cash balance amounted to T€ 89,507 and we had T€ 119,000 of credit available under our revolver.

        On July 19, 2007 the existing revolver under Tranche B of the Senior Credit Facility was increased by T€ 125,000 to T€ 325,000 from T€ 200,000.

        On October 22, 2007 the Company secured a Tranche C under the Senior Credit Facilities in the amount of T€ 650,000 for "the acquisition". On closing of the transaction on April 30, 2008, the Tranche C was drawn in the amount of T€ 535,000 and as of May 9, 2008 the committed loan amount of the Tranche C was reduced by T€ 115,000 to T€ 535,000.

(18)
Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

        The following table shows a condensed version of our cash flow for the periods ended September 30, 2008 and 2007:

	Six Months Ended September 30,
	2008	2007
	T€
Cash Flow from Operating Activities	191,670	94,640
Net Cash used in Investing Activities	-676,388	-139,230
Cash flow from Financing Activities	558,617	5,821
Change in Cash and Cash Equivalents	73,899	-38,769
Valuation adjustments on cash and cash equivalents	145	0
Cash and Cash Equivalents at the beginning of the period	15,463	54,108

Cash and Cash Equivalents at the end of the period	89,507	15,339

Cash flow from Operating Activities

        Our cash flow provided from operating activities in the six months ended September 30, 2008 increased by T€ 97,030 to T€ 191,670 from T€ 94,640 in the six months ended September 30, 2007. This increase was due to the expansion in our Internet & Phone business and "the acquisition".

Net Cash used in Investing Activities

        Net cash used in investing activities increased by T€ 537,158 to T€ 676,388 for the six months ended September 30, 2008 from T€ 139,230 for the six months ended September 30, 2007.

        Included in net cash used in investing activities in the six months ended September 30, 2008 are cash paid of T€ 33,707 for investments in intangible assets, T€ 123,678 for property and equipment and T€ 535,107 primarily for "the acquisition".

Cash flow from Financing Activities

        Cash flow from financing activities amounted to T€ 558,617 in the six months ended September 30, 2008, compared to T€ 5,821 in the six months ended September 30, 2007.

        Included in the cash flow from financing activities in the six months ended September 30, 2008 are proceeds of T€ 250,000 from Facility B and repayments of T€ 110,000. T€ 106,850 was used to pay interest and transaction costs.

        The new Senior Credit Facility is now comprised of three tranches, a €1,150.0 million Term Loan Facility (Tranche A), a €325.0 million Revolving Credit Facility (Tranche B) and a €535.0 million Term Loan Facility (Tranche C), which was used to make "the acquisition". Tranche A and Tranche B mature on September 30, 2012. The final maturity date of Tranche C is March 31, 2013.

        KDG is highly leveraged and has significant debt service obligations. We believe that the funds generated from operations, together with existing cash and equivalents and revolving credit facility availability will be sufficient to meet operating and debt service requirements. We regularly assess our investment management approach in view of our current and potential future needs.

Capital Expenditures

        In the six months ended September 30, 2008, capital expenditures amounted to approximately T€ 785,077. Of this amount the company used approximately T€ 87,484 primarily for the upgrade of the network for Internet & Phone services. Capital expenditures related to IT systems, licenses, software and intangible assets amounted to T€ 584,964 for the six months ended September 30, 2008. Capital expenditures primarily includes "the acquisition" in the amount of T€ 627,834. Thereof T€ 557,387 were allocated to intangible assets and T€ 70,447 to fixed assets.

The Risk Management-System for KDG

        During the course of the previous business year, an organization-wide risk management system was conducted at Kabel Deutschland.

        The risk management system is an integral component of all processes within our organization. It is designed to ensure that unplanned developments can be identified early and actively controlled by management.

        History has shown that KDG's risk environment can change quickly and unexpectedly as a result of various situations and influences. It is therefore necessary to be able to react quickly so that no situation can cause substantial damage to the existence or have long-term impact on the assets, the financial position and earnings.

        The decisions made on the identification and the taking of risks are generally made in the operating units. The management of KDG are therefore also risk managers. The system is supported by the central risk management unit which carries out risk controlling. The separation of functions is ensured.

        Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed transparency of the risk situation. In particular cases and in the event of determined limits in the early warning system being exceeded, immediate reporting is put in place alongside the regular standard reports. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Risks Associated with our Business

        The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also affect our business adversely, financial situation or results of operations.

  •
  We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

  •
  Failure to control customer churn may adversely affect our business.

  •
  We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.

  •
  Level 4 operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

  •
  If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

  •
  We rely on DTAG and certain of its affiliates for a significant part of our network.

  •
  We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability.

  •
  Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

  •
  Failure to maintain and upgrade our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial situation.

  •
  The occurrence of events beyond our control could result in damage to our cable television network and digital playout facility.

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  The functionality of our encryption system could be compromised by illegal piracy, leading to a material adverse effect on our business.

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  The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher costs than expected.

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  Our subscriber data may not be representative of our actual results and data.

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  Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

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  U.S. military redeployment may adversely impact our TKS business.

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  Uncertainties as to copyright laws may adversely affect our ability to conduct our business.

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  The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

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  We may pursue acquisitions that, if consummated, could decrease the availability of cash to repay our indebtedness and may adversely affect our business if we cannot effectively integrate these new operations.

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  We are acquiring assets which could potentially deliver less revenue and earnings than anticipated and we may not be able to integrate these assets in a timely manner which may delay the roll out of Internet and Phone and not allow us to recognize anticipated synergies.

Risks Relating to Regulatory and Legislative Matters

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  We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business, and further changes could also adversely affect our business.

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  The Federal Network Agency (FNA—"Bundesnetzagentur") has declared within a regulatory ordinance as of April 2007 that we have significant market power (SMP) in our regional, network based cable television market in which we operate. In its decision the FNA has imposed certain remedies for the feed-in market for broadcasters ("Einspeisemarkt") and the signal delivery market to Level 4 operators ("Signallieferungsmarkt").

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  Due to regulation we do not have complete control over the prices that we charge to broadcasters or through wholesale offers to Level 4 operators and this may adversely affect our future cash flows and profitability. This may also affect our pricing flexibility for housing associations and subscribers.

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  We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations (must carry).

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  Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

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  Changes in German tax law may mean that we will not be able to fully deduct interest on our debt instruments. In any such event, we may choose to release guarantees in favor of the Senior Notes, which would require us to fund the repurchase of the Senior Notes outstanding at such time.

Risks Relating to our Indebtedness and our Structure

        Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.

        For the six months ended September 30, 2008, the Company incurred a net loss of T€ 20,613. The accumulated deficit could result in the Company being treated as over-indebted if the book equity was to be negative. Management retained a third party independent auditor to perform an evaluation of the net assets of KDVS under German valuation standards in 2004. The results indicate that the net assets held by the Company are substantially undervalued based on the appraisal. The Company has consummated a corporate reorganization which allowed it to recognize the unrealized value in the German GAAP stand-alone commercial balance sheets of KDVS and KDG GmbH.

        We are highly leveraged and have significant debt service obligations. As of September 30, 2008 we had T€ 2,640,553 of indebtedness (before netting with transaction cost and exchange rate effects), of which T€ 1,150,000 was term indebtedness under the Senior Credit Facility Tranche A, T€ 200,000 under Tranche B, T€ 535,000 under Tranche C and T€ 755,553 was indebtedness under the Senior Notes. As of the balance sheet date, we had a T€ 119,000 additional borrowing capacity available under the revolving credit facility (Tranche B). We anticipate that our high leverage will continue for the foreseeable future.

        Our high leverage could have important consequences, including, but not limited to:

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  increasing our vulnerability to a downturn in our business or economic and industry conditions;

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  limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

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  requiring the dedication of a substantial portion of our cash flows from operations to the payment of a principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

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  limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

        Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations.

        We may incur substantial additional indebtedness in the future. The terms of the Senior Credit Facilities, the indenture governing the Senior Notes and the indenture governing the PIK loans entered into by our parent companies restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of the Senior Credit Facilities and the indenture governing the Senior Notes do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this report.

        We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these "Risk Factors" and elsewhere in this management report.

        We cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

        If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may, inter alia, be forced to:

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  reduce or delay our business activities and capital expenditures;

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  sell assets;

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  obtain additional debt or equity capital; or

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  restructure or refinance all or a portion of our debt on or before maturity.

        We cannot assure that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

        We are subject to significant restrictive debt covenants, which limit our operating flexibility.

        The Senior Credit Facilities and the indenture governing the Senior Notes contain covenants significantly restricting our ability to, among other things:

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  incur or guarantee additional indebtedness;

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  pay dividends or make other distributions or repurchase or redeem our stock;

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  make investments or other restricted payments;

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  dispose of assets;

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  create liens;

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  enter into certain transactions with affiliates;

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  enter into agreements that restrict our subsidiaries' ability to pay dividends; and

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  consolidate, merge or sell all or substantially all of our assets.

        These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

        The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or certain other defaults under other agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-default or cross-acceleration provisions, including the Senior Notes, may, as a result, also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

        We undertook an Asset Step-Up in the fiscal year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

        We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Risks associated with Financial Instruments

        The Company is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into payer swaps and buying caps).

        Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either recorded in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge.

        In the interest rate swaps, the variable interest rates (EURIBOR) on the Company's bank loans are effectively exchanged for a fixed interest rate of 3.705% per annum. The Company entered into interest rate swaps with a notional amount of T€ 778,125 which will be amortized through 2009. As per September 30, 2008, the notional amount is T€ 455,528.

        As of April 30, 2008 the Company entered into an additional floating to fix interest rate swap. This swap with a fixed rate of 4.41% per annum has a one year duration. As per September 30, 2008, the notional amount is T€ 250,000.

        These swaps entitle the Company to receive a payment from the counter-party if the market variable interest rate exceeds the fixed interest rate, and oblige the Company to make a payment to the counter-party if the fixed interest rate exceeds the market variable interest rate. These types of agreements are entered into to effectively convert the interest rates on the Company's long-term liabilities to banks from variable to fixed.

        In 2003 one of the Company's subsidiaries also purchased interest rate caps of 4.2% per annum with a notional amount of T€ 259,375 which will be amortized through 2009. As per September 30, 2008, the notional amount is T€ 151,843. These caps entitle the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

        With respect to the Company's 2014 Senior Notes, the Company also entered into a hedge agreement with various banks swapping 100% of the US-Dollar denominated principal (TUSD 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years starting in July 2004. The agreed exchange rate is USD 1.2066 for each EURO. The weighted average Euro fixed rate across all hedge banks is 10.2046%.

Estimation of the Overall Risk Situation

        In summary, we can determine that the existence of KDG and the interests of the Management Board were at no time under threat. Furthermore, we have presently no knowledge of any other developments which could pose such a threat to the existence, the assets, the financial situation and profits of KDG.

        Altogether, we identify the risk situation of KDG as controlled and sustainable.

Business Opportunities

        We currently hold a leading position in German cable television distribution. We aim to build on this strong market position and leverage our high quality infrastructure to also become a leading provider of digital video, broadband Internet & Phone services in Germany. The Company will continue to actively seek to improve operating efficiency and marketability of products.

Subsequent Events

        The merger of Kabel Deutschland West GmbH into Kabel Deutschland Vertrieb und Services GmbH & Co. KG (KDVS) was entered into the commercial register on October 23, 2008. The merger of Kabel Deutschland West GmbH into KDVS became effective retroactively as of May 1, 2008.

        The merger of Kabel Deutschland Nord GmbH into KDVS was entered into the commercial register on October 23, 2008. The merger of Kabel Deutschland Nord GmbH into KDVS became effective retroactively as of May 1, 2008.

        The merger of Kabel Deutschland Süd GmbH into KDVS was entered into the commercial register on October 23, 2008. The merger of Kabel Deutschland Süd GmbH into KDVS became effective retroactively as of May 1, 2008.

        The merger of Tele Columbus Nord GmbH into KDVS was entered into the commercial register on October 23, 2008. The merger of Tele Columbus Nord GmbH into KDVS became effective retroactively as of May 1, 2008.

Unterföhring, November 28, 2008

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares Chief Commercial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH (Registrant)
By:	/s/ PAUL THOMASON Paul Thomason Chief Financial Officer

Date: November 28, 2008

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG (Registrant)
By:	/s/ PAUL THOMASON Paul Thomason Managing Director

Date: November 28, 2008